NOTICE OF ANNUAL MEETING AND PROXY CIRCULAR

MANULIFE FINANCIAL CORPORATION

ANNUAL MEETING – APRIL 24, 2003

INVITATION TO SHAREHOLDERS
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF MANULIFE FINANCIAL CORPORATION
BUSINESS OF THE MEETING
HOW TO VOTE
Q&A ON VOTING AT THE ANNUAL MEETING
BOARD OF DIRECTORS
SHAREHOLDINGS OF BOARD MEMBERS AS AT MARCH 5, 2003
BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE
REPORT OF THE CONDUCT REVIEW AND ETHICS COMMITTEE
REPORT OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE REPORT ON THE PRESIDENT AND CHIEF EXECUTIVE OFFICER’S COMPENSATION
PERFORMANCE GRAPH
BOARD OF DIRECTORS’ COMPENSATION
STATEMENT OF OFFICERS’ COMPENSATION
SUPPLEMENTAL INFORMATION – COMPENSATION FOR 2003
DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS – INDEBTEDNESS
DIRECTORS’ AND OFFICERS’ INSURANCE
DIRECTORS’ APPROVAL
ADDITIONAL INFORMATION
PROCEDURES FOR CONSIDERING SHAREHOLDER PROPOSALS
APPENDIX A BOARD OF DIRECTORS COMMITTEE CHARTERS
Corporate Governance and Nominating Committee Charter
Audit and Risk Management Committee Charter
Conduct Review and Ethics Committee Charter
Management Resources and Compensation Committee Charter
APPENDIX B SHAREHOLDER PROPOSALS
Notice of Annual Meeting and Proxy Circular
Form of Proxy

Invitation to Shareholders	2
Notice of Annual Meeting of Shareholders of Manulife Financial Corporation	3
Business of the Meeting	4
How to Vote	6
Q&A on Voting at the Annual Meeting	7
Board of Directors	8
Shareholdings of Board Members	11
Board of Directors Meetings Held and Attendance of Directors	11
Statement of Corporate Governance Practices	12
Report of the Corporate Governance and Nominating Committee	15
Report of the Audit and Risk Management Committee	16
Report of the Conduct Review and Ethics Committee	17
Report of the Management Resources and Compensation Committee	18
Corporate Governance and Nominating Committee Report on the President and Chief Executive Officer’s Compensation	20
Performance Graph	21
Board of Directors’ Compensation	22
Statement of Officers’ Compensation	23
Supplemental Information – Compensation for 2003	26
Directors, Executive Officers and Senior Officers – Indebtedness	27
Directors’ and Officers’ Insurance	27
Directors’ Approval	28
Additional Information	28
Procedures for Considering Shareholder Proposals	28

APPENDIX A: BOARD OF DIRECTORS COMMITTEE CHARTERS	29
• Corporate Governance and Nominating Committee Charter
• Audit and Risk Management Committee Charter
• Conduct Review and Ethics Committee Charter
• Management Resources and Compensation Committee Charter

APPENDIX B: SHAREHOLDER PROPOSALS	34

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite you to attend the Annual Meeting of shareholders of Manulife Financial Corporation (the “Company”) on Thursday, April 24, 2003. This Meeting will be combined with the Annual Meeting of policyholders and shareholders of The Manufacturers Life Insurance Company (“Manufacturers Life”).

The items of business to be considered at this Meeting are described in the Notice of Annual Meeting and Proxy Circular. No matter how many shares you hold, your participation at share-holders’ meetings is very important. If you are unable to attend the Meeting in person, we encourage you to vote by following the instructions included on the proxy form or voting instruction form for telephone or Internet voting. You may also complete and return the enclosed proxy form or voting instruction form in the envelope provided.

Manulife Financial continues to work diligently to set and meet the highest corporate governance standards. With the heightened scrutiny corporations face, we were especially pleased and gratified to be recognized in Canada last year with top rankings for our corporate governance and disclosure practices.

We hope you will take the time to review this Proxy Circular in which we report on and disclose a number of initiatives we have undertaken this year. To highlight just a few, we have: reviewed the mandates of and adopted Charters for all the Board Committees; refreshed our Code of Business Conduct and Ethics; undertaken a thorough assessment of our Board and Committees’ effectiveness and the contributions of our individual Directors; and confirmed our Directors’ already strong commitment to the Company by increasing and mandating their minimum equity ownership position in the Company. The Company also announced that, beginning in 2003, it will expense stock options.

During the Meeting, we will review the affairs of the Company and our plans for the future. We are also asking shareholders to approve by-law amendments that we believe will further enhance our corporate policies. The first amendment gives Directors the flexibility to appoint additional Directors between annual meetings to hold office until the next annual meeting, at which time they would stand for election by shareholders. The second amendment involves eliminating the Company’s staggered Board approach of electing Directors so that, beginning with the 2004 Annual Meeting, the entire Board will stand for election every year.

We look forward to answering your questions and hope you will accept this invitation to meet the Directors and executives of your Company.

We look forward to seeing you at the Meeting.

Signed,	Signed,
Arthur R. Sawchuk	Dominic D'Alessandro
Chairman of the Board of Directors	President and Chief Executive Officer
March 5, 2003

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF MANULIFE FINANCIAL CORPORATION

The Annual Meeting of shareholders of Manulife Financial Corporation (the “Company”) will commence at 10:00 a.m. on Thursday, April 24, 2003 (Toronto time) at the Company’s Head Office, 200 Bloor Street East, International Room, Toronto, Ontario.

The Meeting will have the following purposes:

1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2002 together with reports of the auditor and the actuary on those statements;

2.	to elect Directors of the Company;

3.	to appoint auditors of the Company for 2003;

4.	to consider and, if deemed appropriate, to confirm amendments to sections 2.1 and 2.2 of By-Law No. 1 of the Company relating to the appointment of additional directors and the term of the office of the directors, respectively;

5.	to consider the shareholder proposals set out in Appendix B of this Proxy Circular; and

6.	to transact such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.

The number of votes that may be cast at the Meeting by shareholders, as of March 5, 2003, is 462,660,387.

The accompanying Proxy Circular of the Company provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Proxy Circular. To be valid, proxies must be received by CIBC Mellon Trust Company (“CIBC Mellon”) at 200 Queen’s Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, no later than 5:00 p.m. (Toronto time) on April 22, 2003, or if the Meeting is adjourned, no later than 5:00 p.m. (Toronto time) on the second business day preceding the day to which the Meeting is adjourned.

By order of the Board of Directors,

Signed,

Christer Ahlvik
Corporate Secretary
March 5, 2003

BUSINESS OF THE MEETING

1. ELECTION OF THE BOARD OF DIRECTORS

A complete list of Directors, including nominees proposed for election as Directors of the Company, and their biographies follows in the section “Board of Directors.” Directors’ attendance at Board and Committee meetings is set forth in the section “Board of Directors Meetings Held and Attendance of Directors.”

The Company elects one third of its Board each year. Directors may be elected for terms of up to three years. Messrs. Dineen, Ducros, Kierans and Sloan are each being nominated for election for a term of three years, which terms will expire in 2006.

Nominees for election to the Company’s Board of Directors are:

      Robert E. Dineen, Jr.
      Pierre Y. Ducros
      Thomas E. Kierans
      Hugh W. Sloan, Jr.

If the shareholders of the Company confirm the amendment to section 2.2 of By-Law No. 1 of the Company relating to Directors’ terms of office, the terms of the Directors elected to the Company’s Board at the Meeting will be shortened so that their terms expire at the close of the next annual meeting and the entire Board of Directors will stand for election at the annual meeting in 2004.

2. APPOINTMENT OF AUDITORS

The Directors and management propose that the firm of Ernst & Young LLP be appointed as auditors for the 2003 fiscal year. Ernst & Young LLP has served as Manulife Financial’s auditor for more than five years.

For 2002, fees charged by Ernst & Young LLP to the Manulife Financial group of companies were $8.5 million, of which $5.8 million were for audit services and $2.7 million related to other services. For 2001, these fees totalled $7.1 million, of which $4.7 million were for audit services and $2.4 million related to other services.

Other services in 2002 included audit-related services such as the provision of general accounting advice, audit services related to acquisitions, and services related to regulatory filings and issuances of securities, as well as tax and actuarial advisory services. The Audit and Risk Management Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditors.

3. BY-LAW AMENDMENTS RELATING TO THE APPOINTMENT OF ADDITIONAL DIRECTORS AND THE TERM OF OFFICE OF DIRECTORS

On February 4, 2003, the Board of Directors amended section 2.1 of By-Law No. 1 of the Company to provide that the Directors may appoint one or more additional Directors to hold office until the next annual meeting of shareholders as permitted under the Insurance Companies Act (Canada) (the “Act”).

As part of the Board of Directors’ ongoing review of its corporate governance practices, the Board of Directors at the same time amended section 2.2 of By-Law No. 1 to eliminate the staggered Board of the Company and provide that the entire Board of Directors stand for election at every annual meeting beginning with the 2004 Annual Meeting. To effect changes, the Board approved the following amendments to By-Law No. 1:

“1.	Section 2.1 of By-Law No. 1 of the Company is hereby amended by adding the following sentence to the end thereof: “The directors may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual meeting.”

2.	Section 2.2 of By-Law No. 1 of the Company is hereby deleted in its entirety and the following is substituted therefor:

“2.2.	Term of Office

(a)	Subject to section 2.2(b), the term of office of each director elected at the annual meeting in 2003 shall be three (3) years, provided that if the result of electing each director for a term of three (3) years would be that one-third (1/3), as nearly as may be, of the directors would not retire each year, a number of directors may be elected for a term of two (2) years and a number of directors may be elected for a term of one (1) year to the end that one-third (1/3), as nearly as may be, of the directors shall retire each year.

(b)	The directors (including, for greater certainty, any director whose term of office shall not have expired) shall be elected at each annual meeting following the annual meeting in 2003 and each director shall hold office until the close of the first annual meeting following the directors’ election, provided that if an election of directors is not held at the annual meeting, the directors then in office shall continue in office until their successors are elected.”

3.	The proper officers of the Company are hereby authorized to sign and deliver for and on behalf of the Company all such documents and instruments and to do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolutions.”

The Act requires that amendments to the by-laws of a company of the foregoing nature be submitted to the shareholders for confirmation by an ordinary resolution of a majority of the votes cast by shareholders voting on that resolution. If an amendment to the by-laws of a company is not so approved, the amendment ceases to be effective. The Board of Directors recommends that shareholders vote in favour of the following resolution:

RESOLVED, that:

1.	The amendments to sections 2.1 and 2.2 of By-Law No. 1 of the Company approved by the Board of Directors are hereby confirmed.

2.	The proper officers of the Company are hereby authorized to sign and deliver for and on behalf of the Company all such documents and instruments and to do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolution.

4. SHAREHOLDER PROPOSALS

Shareholder proposals that have been submitted for consideration at the Annual Meeting of shareholders can be found in Appendix B of this Proxy Circular.

HOW TO VOTE

VOTING BY REGISTERED SHAREHOLDERS:

As a registered shareholder, you may vote in one of several ways:

1. ATTEND THE MEETING

You are entitled to attend the Meeting and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to CIBC Mellon authorizing you to do so.

OR

2. BY PROXY

If you do not plan to attend the Meeting, you may cast your vote by proxy in one of two ways:

(a)	you may authorize the management representatives of the Company named in the proxy to vote your shares. You may convey your voting instructions:

•	By Internet (Worldwide) – Go to the Web site indicated on the proxy form and follow the instructions. You will need your control number (located on the front of the proxy form) to identify yourself to the system;

•	By Telephone (North America) – Call the toll free number on the enclosed proxy form and follow the voice instructions. You will need your control number (located on the front of the proxy form) to identify yourself to the system;

•	By Mail (Worldwide) – Complete the enclosed proxy form in full, sign and return it in the envelope provided; or

(b)	you may appoint some other person to attend the Meeting and vote your shares on your behalf. The proxy form is the only voting option by which a shareholder may appoint someone as proxy other than the management representatives named on the proxy form.

If you choose option (b), print your appointee’s name in the blank space on the enclosed proxy form, and indicate how you would like your shares voted. Sign and return the completed proxy form in the envelope provided. Your votes can only be counted if your appointee attends the Meeting and votes on your behalf.

VOTING BY NON-REGISTERED SHAREHOLDERS:

As a non-registered shareholder who is required to receive Meeting materials, you will have received a package from an intermediary who holds your shares (for example, your broker) that will contain either:

•	a proxy registered as to the number of shares beneficially owned by you, but which is otherwise incomplete (the proxy form may be signed by the intermediary, but unsigned if you hold a Share Ownership Statement); or

•	a voting instruction form.

Carefully follow the instructions that accompany the proxy form or voting instruction form.

If you are a non-registered shareholder in Hong Kong or the Philippines, and your shares are held by a broker, you may not receive a proxy form or a voting instruction form. You should contact your broker if you wish to vote.

As a non-registered shareholder, you may vote in one of two ways:

1. ATTEND THE MEETING

(a)	if you hold a Share Ownership Statement, simply attend the Meeting and vote;

(b)	if you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary. Return the completed proxy form in the enclosed envelope. When you arrive at the Meeting, you should advise the staff that you are a proxy appointee; or\

(c)	if you have received a voting instruction form, follow the instructions on it.

OR

2. BY PROXY

(a)	if you hold a Share Ownership Statement and do not plan to attend the Meeting, you may vote by authorizing the management representatives of the Company named in the proxy form to vote your shares. If you choose this option, refer to paragraph 2(a) under the heading “By Proxy” under “Voting by Registered Shareholders.”

(b)	if you received a proxy form from your intermediary and do not plan to attend the Meeting, you may vote by authorizing the management representatives of the Company named in the proxy form to vote your shares. If you choose this option, complete, sign (if unsigned by the intermediary) and return the proxy form as instructed on the proxy form; or

(c)	if you have received a voting instruction form, follow the instructions on it.

To ensure that your vote is recorded, your proxy must be received by CIBC Mellon at its Toronto office no later than 5:00 p.m. (Toronto time) on April 22, 2003, or if the Meeting is postponed, no later than 5:00 p.m. (Toronto time) two business days before the alternate date.

Q&A ON VOTING AT THE ANNUAL MEETING

Your vote is important, and you can exercise your right to vote whether you choose to attend the Meeting or not. Find out how below:

Q.	AM I ENTITLED TO VOTE?

A.	You are entitled to vote if you were a holder of common shares of Manulife Financial Corporation (“Common Shares”) as of the close of business on March 5, 2003. Each Common Share is entitled to one vote except Common Shares that are beneficially owned by:

1.	the Government of Canada or a provincial government or any of their agencies; or

2.	the government of a foreign country or any political subdivision thereof or any of their agencies.

Q.	WHAT IF I BUY SHARES AFTER MARCH 5, 2003?

A.	In order to vote shares acquired after March 5, 2003, you must produce properly endorsed share certificates or otherwise establish that you own the shares. You must also request that your name be included in the list of shareholders no later than April 14, 2003 by contacting CIBC Mellon as described in the Notice of Meeting.

Q.	WHAT AM I VOTING ON?

A.	You will be entitled to vote on resolutions relating to the election of Directors, the appointment of auditors, amendments to sections 2.1 and 2.2 of By-Law No. 1, and the shareholder proposals.

Q.	HOW CAN I VOTE?

A.	How you exercise your vote depends on whether you are a registered or non-registered shareholder.

You are a registered shareholder if you have a share certificate registered in your name.

You are a non-registered shareholder if:

1.	you received a Share Ownership Statement upon demutualization and have not requested a share certificate; or

2.	your shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

Please refer to the appropriate section for instructions on how to exercise your right to vote.

Q.	WHO VOTES MY SHARES AND HOW WILL THEY BE VOTED IF I RETURN A PROXY FORM?

A.	By properly completing and returning a proxy form, you are authorizing the person named in the proxy to attend the Meeting and to vote your shares.

The shares represented by your proxy form must be voted as you instruct in the form. If you properly complete and return your proxy form but do not specify how you wish the votes cast, your shares will be voted in favour of the appointment of auditors, the election of Directors nominated by management, the amendments to sections 2.1 and 2.2 of By-Law No. 1, and against the shareholder proposals.

Q.	CAN I REVOKE A PROXY OR VOTING INSTRUCTION?

A.	If you are a registered shareholder and have voted by Internet or telephone, you may override your previous vote by voting again.

If you are a registered shareholder and have returned a proxy form, you may revoke it by:

1.	completing and signing a proxy form bearing a later date, and delivering it to CIBC Mellon; or

2.	delivering a written statement, signed by you or your authorized attorney to:

(a)	the Corporate Secretary of Manulife Financial Corporation at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5 at any time up to and including April 23, 2003, or the business day preceding the day to which the Meeting is adjourned; or

(b)	the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction given to a nominee (for Share Ownership Statement holders) or an intermediary at any time by written notice to the nominee or intermediary, provided that the revocation is received at least seven days prior to the Meeting.

Q.	WHO IS SOLICITING MY PROXY?

A.	Your proxy is being solicited on behalf of the management of the Company. The solicitation will be primarily by mail, but may also be made by telephone and in writing. The Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of such services, estimated at $75,000, would be paid by the Company.

Q.	HOW MANY COMMON SHARES ARE OUTSTANDING?

A.	As at March 5, 2003 there were 462,660,387 Common Shares outstanding.

No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10 per cent of the voting rights attached to any class of Manulife Financial Corporation shares.

Q.	IS MY VOTE CONFIDENTIAL?

A.	Your vote is confidential. Proxies are received, counted and tabulated independently by the Company’s transfer agent, CIBC Mellon, or in Hong Kong and the Philippines by CIBC Mellon’s authorized agents. CIBC Mellon does not disclose individual shareholder votes to the Company and proxies are not referred to the Company unless a shareholder has made comments clearly intended for management.

However, CIBC Mellon may, upon request, provide the Company with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.

Q.	WHAT IF I HAVE A QUESTION?

A.	If you have any questions regarding the Meeting, please contact CIBC Mellon or its authorized agent nearest you:

Canada:	CIBC Mellon at 1-800-783-9495
United States:	CIBC Mellon at 1-800-783-9768
Hong Kong:	Computershare Hong Kong Limited Registered Shareholders: (852) 2862-8628 Ownership Statement Holders: (852) 2500-3201
Philippines:	The Hong Kong and Shanghai Banking Corporation Limited (Philippines) at (632) 636-7306

BOARD OF DIRECTORS

The following provides background information on the Directors of the Company, including nominees proposed for election.

ARTHUR R. SAWCHUK Director Since(1): 1993 Term Expires: 2004 Common Shareholdings(2): 22,000 DSUs(3): 5,169 Stock Options: 5,000	Arthur Sawchuk is Chairman of the Board. Mr. Sawchuk retired from DuPont Canada Inc. as Chairman, President and Chief Executive Officer. He also serves as a director of Ontario Power Generation Inc., Manitoba Telecom Services Inc. and Bowater Inc. Mr. Sawchuk chairs the Corporate Governance and Nominating Committee and is a member of the Management Resources and Compensation Committee, the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

DOMINIC D’ALESSANDRO Director Since: 1994 Term Expires: 2005 Common Shareholdings: 281,250 DSUs: 204,874	Dominic D’Alessandro is President and Chief Executive Officer. Before joining Manufacturers Life in 1994, he was President and Chief Executive Officer as well as a director of Laurentian Bank. Mr. D’Alessandro serves as a director of the Hudson’s Bay Company, the Canadian Life and Health Insurance Association and is a member of the Canadian Council of Chief Executives. Mr. D’Alessandro was Chair of the 1998 Greater Toronto Area United Way Campaign and was Chairman of the Salvation Army’s 2001/2002 Ontario capital campaign.

KEVIN E. BENSON Director Since: 1995 Term Expires: 2005 Common Shareholdings: 5,320 DSUs: 2,714 Stock Options: 3,000	Kevin Benson is President and Chief Executive Officer of Laidlaw Inc. and is a director of several international companies. He has previously served as President and Chief Executive Officer of The Insurance Corporation of British Columbia, President of The Jim Pattison Group, and President and Chief Executive Officer of Canadian Airlines. Mr. Benson is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

JOHN M. CASSADAY Director Since: 1993 Term Expires: 2004 Common Shareholdings: 20,000 DSUs: 2,767 Stock Options: 3,000	John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc. He also serves as a director of Loblaw Companies Limited and Masonite International Corporation, and is an advisor to Nestlé Canada Inc. Mr. Cassaday is also active in the non-profit sector and serves on the board of St. Michael’s Hospital. Mr. Cassaday is Vice Chair of the Management Resources and Compensation Committee.

LINO J. CELESTE Director Since: 1994 Term Expires: 2005 Common Shareholdings: 6,300 DSUs: 1,463 Stock Options: 3,000	Lino Celeste is past Chairman of Aliant Inc., the merged Atlantic Provinces Telephone Companies. Prior to assuming the Chairmanship, Mr. Celeste was President and Chief Executive Officer of NBTel. He also serves as a director of NB Power and as Chairman of the Greater Saint John Community Foundation, a charitable organization. Mr. Celeste is a member of the Corporate Governance and Nominating Committee.

GAIL C.A. COOK-BENNETT Director Since: 1978 Term Expires: 2005 Common Shareholdings: 7,500 DSUs: 1,399 Stock Options: 3,000	Gail Cook-Bennett is Chair of the Canada Pension Plan Investment Board. She also serves as a director of Groupe Transcontinental GTC Ltée. and Petro-Canada. Dr. Cook-Bennett has been a professor at the University of Toronto, a director of the Bank of Canada, a member of the Trilateral Commission and an active volunteer in several organizations. Dr. Cook-Bennett is a member of the Management Resources and Compensation Committee.

ROBERT E. DINEEN, JR. Director Since: 1999 Term Expires: 2003 Common Shareholdings: 14,500 DSUs: 4,899 Stock Options: 3,000	Robert Dineen is a Partner of Shearman & Sterling, Attorneys-at-Law in New York, and has extensive experience in international financial transactions. He also serves as a director of Nova Chemicals Corporation and Resources for Children with Special Needs. Mr. Dineen is a member of the Corporate Governance and Nominating Committee.

PIERRE Y. DUCROS Director Since: 1999 Term Expires: 2003 Common Shareholdings: 27,800 DSUs: 3,118 Stock Options: 3,000	Pierre Ducros is President, P. Ducros & Associates Inc. in Montréal. Previously, he was Chairman, President and Chief Executive Officer of DMR Group Inc. and Vice-Chairman of the Task Force on The Future of The Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros also serves as a director of BCE Emergis, Cognos Inc., Nstein Technologies, eNGENUITY Technologies Inc. and National Bank Financial. Mr. Ducros is a member of the Management Resources and Compensation Committee.

ALLISTER P. GRAHAM Director Since: 1996 Term Expires: 2005 Common Shareholdings: 25,224 DSUs: 2,889 Stock Options: 3,000	Allister Graham is the former Chairman and Chief Executive Officer of The Oshawa Group Limited. Currently, he serves as the Chairman of Nash Finch Company, a U.S. wholesale/retail food distributor. Mr. Graham is also a trustee of the Associated Brands Income Trust. He is a previous Chairman of the Retail Council of Canada and Food Distributors International of Washington, D.C. Mr. Graham is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

THOMAS E. KIERANS Director Since: 1990 Term Expires: 2003 Common Shareholdings: 30,681 Stock Options: 3,000	Thomas Kierans is Chairman of The Canadian Institute for Advanced Research in Toronto. Before assuming this position, he was President and Chief Executive Officer of the C.D. Howe Institute and before that, President of McLeod Young Weir Limited (later ScotiaMcLeod Inc.). Mr. Kierans is also Chairman of the Board of the Toronto International Leadership Centre for Financial Sector Supervision and also of CSI- Global Education Inc. He serves as a director and advisor to several other companies. Mr. Kierans chairs the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

LORNA R. MARSDEN Director Since: 1995 Term Expires: 2004 Common Shareholdings: 19,332 DSUs: 1,382 Stock Options: 3,000	Lorna Marsden is President and Vice Chancellor and a member of the Board of Governors of York University. A former member of the Senate of Canada, she serves as a director of several Canadian companies. Dr. Marsden is also active in non-profit organizations including the Institute for Work & Health and the Centre for Development and Population Activities in Washington, D.C. Dr. Marsden is a member of the Management Resources and Compensation Committee.

HUGH W. SLOAN, JR. Director Since: 1985 Term Expires: 2003 Common Shareholdings: 7,210 DSUs: 2,553 Stock Options: 3,000	Hugh Sloan is Deputy Chairman of the Woodbridge Foam Corporation in Troy, Michigan. A former Staff Assistant to the President of the United States, Mr. Sloan also serves as a director of a number of Canadian and American corporate, community and charitable organizations. He is also a former Trustee of Princeton University. Mr. Sloan chairs the Management Resources and Compensation Committee and is a member of the Corporate Governance and Nominating Committee.

GORDON G. THIESSEN Director Since: 2002 Term Expires: 2005 DSUs: 1,593 Stock Options: 3,000	Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He is Chairman of the new Canadian Public Accountability Board. Mr. Thiessen also serves as a director of IPSCO Inc. and the Institute for Research on Public Policy, is Chairman of the Board of Governors of the University of Saskatchewan and is Campaign Chairman for the Neuromuscular Research Partnership. Mr. Thiessen is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

MICHAEL H. WILSON Director Since: 1995 Term Expires: 2004 Common Shareholdings: 25,000 DSUs: 2,896 Stock Options: 3,000	Michael Wilson is President and Chief Executive Officer of UBS Global Asset Management (Canada) Co. Prior to July 2000, Mr. Wilson was Vice-Chairman and a director of RBC Dominion Securities Inc. in Toronto. He has been the Federal Minister for Finance, Industry, Science & Technology, and International Trade in the Government of Canada. Mr. Wilson also serves as a director of BP p.l.c. and UBS Global Asset Management. He is Chairman of the Mental Health Implementation Task Force for Toronto and Peel and Chairman of Neuroscience Canada Foundation. Mr. Wilson is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

(1)	“Director Since” refers to the year the Director was first elected to the Board of Manufacturers Life. When Manufacturers Life demutualized, it became a wholly owned subsidiary of the Company.

(2)	“Common Shareholdings” refers to the number of Common Shares over which control or direction is exercised by the Director as at March 5, 2003.

(3)	“DSUs” refers to the number of deferred share units held by a Director as at March 5, 2003.

SHAREHOLDINGS OF BOARD MEMBERS AS AT MARCH 5, 2003

•	Equity participation in the Company by Directors: 100%

•	Total number of Common Shares held by all Directors: 492,117

•	Total number of Common Shares held by all non-employee Directors: 210,867

•	Total number of DSUs held by all Directors: 237,716

•	Total number of DSUs held by all non-employee Directors: 32,842

•	Total value of Common Shares and DSUs held by all Directors: $26,821,363

•	Total value of Common Shares and DSUs held by all non-employee Directors: $8,956,306

*	All figures reported in this Proxy Circular are in Canadian currency. Values are based on the closing price of Common Shares on the Toronto Stock Exchange (the “TSX”) as at March 5, 2003: $36.75.

BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects Board and Committee meetings held and attendance of Directors for the year ended December 31, 2002.

SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD

Board of Directors	11
(a) Corporate Governance and Nominating Committee (the “Governance Committee”)	4
(b) Management Resources and Compensation Committee (the “Management Resources Committee”)	4
(c) Audit and Risk Management Committee(1) (the “Audit Committee”)	7
(d) Conduct Review and Ethics Committee(2) (the “Ethics Committee”)	2
(e) Special Acquisition Committee(3)	1

SUMMARY OF ATTENDANCE OF DIRECTORS

	BOARD MEETINGS	COMMITTEE MEETINGS
DIRECTOR	ATTENDED	ATTENDED

Arthur R. Sawchuk(Chair of the Board)(a-Chair, b, c, d & e-Chair)	11 of 11	18 of 18
Dominic D’Alessandro(4)	11 of 11	18
Kevin E. Benson(c & d)	9 of 11	8 of 9
John M. Cassaday(b, Vice Chair)	10 of 11	3 of 4
Lino J. Celeste(a)	11 of 11	4 of 4
Gail C.A. Cook-Bennett(b)	11 of 11	4 of 4
Robert E. Dineen, Jr.(a)	11 of 11	3 of 4
Pierre Y. Ducros(b)	11 of 11	3 of 4
Allister P. Graham(c & d)	9 of 11	9 of 9
Thomas E. Kierans(c-Chair, d-Chair & e)	10 of 11	10 of 10
Lorna R. Marsden(b)	10 of 11	4 of 4
Hugh W. Sloan, Jr.(a, b-Chair)(5)	11 of 11	6 of 7
Gordon G. Thiessen(c & d)	9 of 11	7 of 8
Michael H. Wilson(c, d & e)	11 of 11	10 of 10

(1)	The Audit Committee was renamed the Audit and Risk Management Committee in 2002.

(2)	The Conduct Review Committee was renamed the Conduct Review and Ethics Committee in 2002.

(3)	A Special Acquisition Committee was created to determine whether the Company should proceed with a take-over bid for all of the outstanding common shares of Canada Life Financial Corporation, subject to the limits on the Committee’s authority established by the Board of Directors.

(4)	Members of management are not members of any Committee of the Board, but attend Committee and Board meetings as required.

(5)	In addition to being the Chairman of the Management Resources Committee, Mr. Sloan became a member of the Governance Committee in April 2002.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s corporate governance practices meet or exceed the standards set out in the Toronto Stock Exchange Guidelines for Improved Corporate Governance in Canada (the “TSX Guidelines”).

The following Statement of Corporate Governance Practices outlines the Company’s approach to governance and, where appropriate, highlights achievements in developing the Company’s corporate governance program.

GUIDELINE	MANULIFE FINANCIAL PRACTICE
(Adapted from the TSX Guidelines)

The Board’s independence is fundamental to its stewardship role and to its effectiveness
•     The role of the Board is one of stewardship and to act in the best interests of the Company. In doing so, the mandate of the Board is to supervise the management of the business and affairs of the Company.
•     The mandate of the Board is presented in the Company’s Administrative Resolutions and detailed in the Company’s Directors’ Manual: Duties and Responsibilities of the Board of Directors (the “Directors’ Manual”).
•     The key to fulfilling its oversight role is the Board’s independence. All but one of the Board members are “unrelated.” Mr. D’Alessandro, the Company’s President and Chief Executive Officer, is not unrelated(1).
•     All other Directors, including all Directors who are members of Board Committees, also meet the independence standards as set out in the New York Stock Exchange (“NYSE”) corporate governance rule proposals (the “NYSE Rules”) and the Sarbanes-Oxley Act of 2002 (“SOX”)(2).
•     The roles of Chairman and Chief Executive Officer are separate. The Chairman of the Board, Mr. Sawchuk, is a non-employee Director who has never been an employee of the Company.
•     An agenda item following each Board meeting is an in camera session, at which no members of management are present. Board Committees also hold in camera sessions.
•     The Board and its Committees may retain outside advisors at the Company’s expense, as they deem necessary. Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board Committee with the approval of the Governance Committee.

(1)  As defined by the TSX, an “unrelated” director is a director who is independent of management and free from any interest and any business or relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.

(2)  As defined in the NYSE Rules, an “independent” director is a director who management has affirmatively determined has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, no director who (i) is a former employee of the company; (ii) is a former employee of the company’s auditor; (iii) was an employee of a company for which an executive officer of the company served on that company’s audit committee concurrent with that director’s employment with that company; or (iv) has an immediate family member in the foregoing categories, can be considered independent until five years after such affiliation or relationship has terminated.

As defined by SOX, to be determined “independent”, a director may not accept any consulting, advisory or other compensatory fee from the listed company, or be an affiliated person of the listed company or any subsidiary thereof, other than in such person’s capacity as a member of the board of directors or any committee thereof.

Accountabilities for the Board, its Committees, the Chairman, the CEO and individual Directors
•     The Board, together with the President and Chief Executive Officer, has enacted specific guidelines defining the scope of duties and expectations of the Board, the Board Committees and those of management. Policies that include specific quantitative limits and criteria outline decisions requiring prior approval of the Board.
•     The Governance Committee is responsible for overseeing the Company’s corporate governance policies, practices and procedures.
•     The Governance Committee conducts regular effectiveness reviews of the Board, the Board Committees, the Chairman and individual Directors.
•     Position descriptions for the Chairman, the Chief Executive Officer and individual Directors have been developed. These are outlined in the Directors’ Manual.
•     The Governance Committee conducts a thorough annual performance review of the Chief Executive Officer and, working with him, sets his objectives for the coming year that then must be approved by the full Board. His performance is evaluated relative to these objectives, and to Manulife Financial’s overall performance for its shareholders.

The role of Committees in helping the Board fulfill its responsibilities
•     The Board relies heavily on its Committees to fulfill its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue.
•     Committees have specific terms of reference, are composed entirely of unrelated Directors, and regularly hold in camera meetings without management present. Charters for each Committee have been adopted and are disclosed in Appendix A to this Proxy Circular.
•     The Board and each of its Committees prepare annual objectives, plans and agendas.
•     Committee Chairs report on each of their meetings and seek approvals as required from the Board.
•     The Board has decided that, beginning in 2004, Audit Committee meetings will be held two to three days in advance of Board meetings at which financial statements will be presented for approval. In this way, the Audit Committee will have more time to deliberate on the Company’s financial results and be able to make adjustments or changes, as necessary, before delivering its report to the Board.
•     Reviews of the structure, mandates and composition of the Committees are conducted regularly. The last such review resulted in the realignment of the membership of the Committees. Committee memberships can be found in the section “Board of Directors Meetings Held and Attendance of Directors.”

The Board’s role in providing oversight of Manulife Financial’s strategic direction
•     The Board has ultimate oversight for reviewing Manulife Financial’s strategies and plans, and monitoring performance in executing its strategies and meeting its plan objectives.
•     Each year, after consultations and meetings with management, the Board reviews and approves strategic plans for the Company and its divisions and related opportunities and risks to the Company. The Board considers issues relating to the Company’s lines of business and reviews its allocation of resources to those lines of business.
•     The Board receives regular updates from the Chief Executive Officer and management on strategic developments and on the Company’s performance vis-à-vis the strategic plan, and ensures plans are adjusted to reflect new conditions or environmental factors.
•     The Board also reviews and approves financial statements, major investments, the raising of capital, organizational restructuring and other items of significance such as mergers, acquisitions and divestitures.

Considering Manulife Financial’s principal risks, risk management and internal controls
•     The Board considers all principal risks facing Manulife Financial, as well as measures to manage these risks. The Audit Committee ensures that comprehensive policies, risk management policies and internal control systems are in place to mitigate the Company’s exposures.
•     Manulife Financial’s risk policies, risk management processes, internal controls and management information systems are updated on a regular basis to ensure they match the Company’s risk profile and comply with regulatory requirements.
•     As required by SOX, the Chief Executive Officer and the Chief Financial Officer certify the annual financial statements and evaluate and report on the effectiveness of the Company’s disclosure controls and procedures.
•     The Audit Committee charter was approved by the Audit Committee and ratified by the Board. The Audit Committee charter complies with the requirements for TSX and NYSE-listed companies and SOX. A report on the Company’s compliance with the Audit Committee charter can be found in the section “Report of the Audit and Risk Management Committee.”
•     The Audit Committee has direct communication, including in camera meetings with the internal auditor, independent auditor and Appointed Actuary, as well as with Manulife Financial’s principal regulator, the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”).

Succession planning (including appointing and monitoring senior management)
•     The Management Resources Committee oversees Manulife Financial’s human resources strategy. It con- ducts an annual review of the senior management succession planning process and plans, and global corporate leadership development programs.
•     The Management Resources Committee approves the appointment of senior management and reviews the annual performance of senior executives. Additional information on the Management Resources Committee can be found in the section “Report of the Management Resources and Compensation Committee.”

Board size and composition are important to its effectiveness
•     The Board believes that its roster is effective and provides a diversity of experience and viewpoints.
•     Working with the Governance Committee, and approved by the Board, the Chairman is charged with leading the process of developing an analytical framework for assessing desired competencies, skills, back- ground and personal qualities that should be sought in new Board members.

Director selection and nomination
•     The Governance Committee defines the requisite skills and experience required of Directors and nominates candidates to the Board for election by the shareholders.
•     The Governance Committee analyzes the Board’s desired expertise and background profile to ensure broadly based and diverse experience that will support the Company’s strategy and operations. This allows the Governance Committee and the Board to nominate qualified individuals.
•     Prior to joining the Board, a prospective Director meets with the Chairman and the Chief Executive Officer to discuss the role of the Board, the role of the Committees and their expectation of the contribution of the Director, including the time and effort required to be effective.

Equipping Directors to fulfill their roles — Director orientation/education
•     The Company maintains an orientation program for new Directors, as well as an ongoing continuing education program for all Directors.
•     As part of the continuing education program, Directors’ Seminars help Directors better understand the Company’s strategies, operations, and external business environment.
•     The Directors’ Manual is a comprehensive reference source about the Company. Regularly updated, the Directors’ Manual is also given to corporate officers with governance-related responsibilities.

Board, Committee and individual Director evaluation
•     The Board has completed its latest biennial assessment, which included analysis of results and recommendations for improved Board, Committee and Director effectiveness. Results are reviewed by the Governance Committee and the full Board.
•     The Chairman meets individually with Directors, as well as the full Board, to plan the implementation of recommendations. The Governance Committee monitors progress. The Chairman, with the Governance Committee, is charged with responsibility for these assessments.

Director compensation — providing a long-term orientation
•     Directors are required to hold an equity position in the Company, having a minimum value of five times the $30,000 annual retainer within five years of joining the Board. The Board believes this helps align Directors’ objectives with those of the shareholders and allows the Company to attract and retain talented and experienced Directors. The specific elements of Directors’ compensation can be found in the section “Board of Directors’ Compensation.”
•     The Board undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with long-term shareholder interests.

Ensuring integrity of communications between Manulife Financial and its stakeholders, including the treatment and release of Company information
•     Manulife Financial has in place policies relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis, as required by applicable laws. Information relating to the Company is reviewed by a group that includes the Legal, Investor Relations (“IR”) and Corporate Communications departments and senior management, and others as required, for a determination of materiality and, if appropriate, public disclosure.
•     The Board, with help from the Audit Committee, approves annual and quarterly reports on the Company’s performance, as well as material public communications.
•     The Governance Committee has developed a process to consider shareholder proposals, which can be found in the section “Procedure for Considering Shareholder Proposals.”
•     The Company has reviewed its disclosure policies and practices to ensure full, fair and timely disclosure of information. The Company shares information with individual shareholders, institutional investors and financial analysts through its IR department, and to the media through its Corporate Communications department.
•     The IR department reports at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base, and a summary of recent IR activities.
•     The Company’s Web site www.manulife.com features web casts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information.

REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Board of the Company shares the belief that its role is to ensure that the Company acts in the best interests of its shareholders. In acting on behalf of shareholders, the Board relies on management to operate the business effectively over the short and long terms.

The Board is separate from management and in executing its role it is responsible for hiring, retaining and nurturing the senior management of Manulife Financial, with particular emphasis on the Chief Executive Officer, acquiring and developing high calibre Board members, contributing to the strategic direction of the Company, understanding risks and opportunities, and ensuring a management process.

Through management, the Board ensures that in recognition of its ultimate responsibility for both fiduciary and regulatory matters, effective processes are in place, operating effectively and being monitored. In this role, the Board takes into account the interests of all stakeholders who contribute to Manulife Financial’s success.

Only by doing these things well and focusing on its own continuous improvement can the Board maximize shareholder value over time. The Board of the Company is dedicated to these beliefs. With shares listed on exchanges in Toronto, New York, Hong Kong and the Philippines, the Company is constantly reviewing its corporate governance policies and practices against international standards.

The Governance Committee, chaired by a non-employee Director, oversees the Company’s corporate governance process, including the effectiveness of the Board and its Committees, and the contributions of individual Directors. Maintaining high standards requires constant diligence, oversight and improvement.

In this spirit, the Committee took the following measures in 2002:

•	Adopted a charter, which the Board ratified, in compliance with the requirements of the NYSE Rules. The charter can be found in Appendix A;

•	Completed the biennial Board Effectiveness Survey including assessments of the Board, the Board Committees and the contributions of individual directors;

•	Mandated and increased the minimum required equity position for Directors in Manulife Financial, which can be found in the section “Board of Directors’ Compensation;”

•	Reviewed the size and composition of the Board to ensure that the Board continues to have the appropriate expertise and background to support the Company’s strategy and operations;

•	Completed a review of the Board Committees’ structure and composition that resulted in the realignment of the composition of Committees;

•	Reviewed the compensation paid to Directors to ensure that it remains competitive and aligns the interests of the Directors with those of shareholders;

•	Engaged the services of a recognized, independent external consultant to provide advice and expertise on the Chief Executive Officer’s compensation;

•	Monitored corporate governance developments and made recommendations to the Board on improvements to the Company’s corporate governance program;

•	Expanded its Directors’ education program to include on-site visits to the Company’s operations. In 2002, visits were made to the Company’s Canadian and U.S. operations; and

•	Reviewed and refined the Company’s practices regarding the delivery of high-quality, timely information and access to management in order to assist Directors in the exercise of their duties and responsibilities.

The Corporate Governance and Nominating Committee reviewed its performance and is satisfied with the appropriateness of its mandate and is satisfied that the Committee met the terms of its mandate in 2002.

Signed,

Arthur R. Sawchuk (Chair)
Lino J. Celeste
Robert E. Dineen
Hugh W. Sloan, Jr.

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

The Board has delegated to the Audit Committee responsibility for assisting the Board in its oversight role with respect to the quality and integrity of financial information, and reporting disclosure, risk management, the performance, qualifications and independence of the external auditor, the performance of the internal audit function, and legal and regulatory compliance. The Audit Committee meets in camera with the independent auditor, internal auditor and Appointed Actuary to review management’s financial stewardship.

Of particular note in 2002, the Audit Committee adopted an updated charter, which the Board ratified in compliance with the requirements of SOX and the NYSE Rules. The charter can be found in Appendix A. The Audit Committee meets the independence requirements prescribed in applicable laws and rules of the stock exchanges on which the Company’s securities are listed.

Also in 2002, in recognition of the Audit Committee’s role in the oversight of the Company’s risk management policies and processes, the Audit Committee formally changed its name to the Audit and Risk Management Committee to incorporate risk management.

In fulfilling its mandate in 2002, the Audit Committee:

•	Reviewed and discussed with management the audited annual financial statements;

•	Discussed with the independent auditor all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the independent auditor’s independence; and

•	Received the written disclosures from the independent auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

Based on this information, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report to Shareholders.

The Audit Committee also took the following measures over the past year:

INDEPENDENT AUDITOR

•	Reviewed the performance of the independent auditor and recommended reappointment of the independent auditor for shareholders’ approval;

•	Reviewed the independence and qualification of the independent auditor, based on the independent auditor’s disclosure of its relationships with Manulife Financial;

•	Approved the audit and non-audit fees paid to the independent auditor;

•	Approved audit and permitted non-audit services to be performed in 2003 by the independent auditor, including terms and fees;

•	Approved a protocol for the consideration and approval of non-audit services to be provided by the independent auditor that may be required during the year but not covered in the annual approval;

•	Delegated authority to a member of the Audit Committee to approve requests received in-year for audit and permitted non-audit services to be provided by the independent auditor; and

•	Reviewed the overall scope and plans of the annual audit with the independent auditor and management.

INTERNAL AUDITOR

•	Reviewed the appointment (at the time of the appointment) and independence of the internal auditor;

•	Reviewed the independence, qualifications, resources and annual work plan of the internal audit department; and

•	Met regularly in camera with the internal auditor.

APPOINTED ACTUARY

•	Met regularly in camera with the Appointed Actuary; and

•	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company in compliance with the Act.

FINANCIAL REPORTING

•	Reviewed with management and the independent auditor prior to publication the interim quarterly financial statements and the annual consolidated financial statements. Reviews included a discussion with the independent auditor of matters which are required to be disclosed under generally accepted auditing standards; and

•	Met regularly in camera with the independent auditor.

RISK MANAGEMENT AND REGULATORY COMPLIANCE

•	Ensured that the enterprise-wide risk management process is fully operational and that the Chief Risk Officer provided regular reports;

•	Reviewed and approved risk management policies recommended by management;

•	Approved procedures for the receipt and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	Reviewed management reports demonstrating compliance with risk management policies;

•	Reviewed staff appointed to administer risk management policies;

•	Reviewed reports from the independent auditor and the internal auditor relating to the adequacy of the Company’s risk management practices, as well as management’s responses;

•	Reviewed the Company’s legal and regulatory compliance with the Chief Compliance Officer, including all correspondence from regulators; and

•	Held its annually scheduled meeting with OSFI to discuss OSFI’s findings and recommendations arising from OSFI’s annual examination, and management’s response.

The Audit and Risk Management Committee reviewed its performance and is satisfied with the appropriateness of its mandate and is satisfied that the Committee substantially met the terms of its updated charter in 2002.

Signed,

Thomas E. Kierans (Chair)
Kevin E. Benson
Allister P. Graham
Arthur R. Sawchuk
Gordon G. Thiessen
Michael H. Wilson

REPORT OF THE CONDUCT REVIEW AND ETHICS COMMITTEE

The Company believes it must adhere to the highest ethical standards and has in place a Code of Business Conduct and Ethics (the “Code”) that applies to Directors, employees and others who deal with the Company. The Ethics Committee ensures that proper ethical conduct is a cornerstone of corporate governance of the Company.

The Ethics Committee ensures that appropriate procedures are in place for dealing with related party transactions, particularly any transactions that could have a material impact on the stability or solvency of the Company. It oversees procedures for resolving conflicts of interest, restricting the use of confidential information and dealing with customer complaints.

Of significance in 2002, the Ethics Committee:

•	Approved revisions to Manulife Financial’s Code, which were ratified by the Board in compliance with the NYSE Rules. The Code is available on request from the Corporate Secretary and is also available on the Company’s Web site. The revisions included:

–	An emphasis on the application of the Code to Manulife Financial’s Directors and officers;

–	The principle that a waiver of the Code will be granted only in very exceptional circumstances and, in the case of Directors and executive officers, requires the approval of the Board;

–	Reassurance that Manulife Financial does not permit retaliation against those who report in good faith any suspected or potential illegal or unethical behaviour;

•	Adopted a charter, which was ratified by the Board. The charter can be found in Appendix A;

•	Approved revisions to Manulife Financial’s practices and procedures for dealing with related party transactions;

•	Reviewed management’s complaint handling report demonstrating compliance with the consumer provisions of the Act;

•	Approved the Company’s general arrangements under which loans are made to Company officers in compliance with applicable legislation; and

•	Changed the name of the Committee to incorporate “Ethics”, in recognition of this important element of the Committee’s mandate.

The Conduct Review and Ethics Committee reviewed its performance and is satisfied with the appropriateness of its mandate and is satisfied that the Committee met the terms of its mandate in 2002.

Signed,

Thomas E. Kierans (Chair)
Kevin E. Benson
Allister P. Graham
Arthur R. Sawchuk
Gordon G. Thiessen
Michael H. Wilson

REPORT OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The Management Resources Committee oversees the Company’s global human resources strategy, policies and key programs with special focus on executive succession, development and compensation.

The Management Resources Committee reviews succession plans and leadership development programs annually. It approves the appointment, succession and remuneration of Manulife Financial’s senior management, including Executive Vice Presidents and Senior Vice Presidents, but excluding the President and Chief Executive Officer, whose compensation is reviewed by the Governance Committee.

The Management Resources Committee reviews global compensation policies that are designed to recognize and reward performance, as well as attract and retain key talent. In addition, the Management Resources Committee approves the Company’s compensation and benefit programs, annual incentive plans and payments and mid-term and long-term incentive plans and payments.

In fulfilling its mandate, the Management Resources Committee:

•	Adopted a charter, which the Board ratified, in compliance with the requirements of the NYSE Rules. The charter can be found in Appendix A;

•	Reviewed the Company’s pension plans worldwide;

•	Reviewed the Company’s talent pool and annual succession plan;

•	Engaged the services of a recognized independent external consultant to provide advice and expertise on executive compensation matters; and

•	Reviewed the Company’s approach to compensation for its officers.

REPORT ON EXECUTIVE COMPENSATION

The Company’s executive compensation program has four key components: base salary, annual incentives, mid-term and long-term incentives and benefits.

Base Salary

The Management Resources Committee reviews and approves the salary ranges and individual salary increases for all Executive Vice Presidents and Senior Vice Presidents. It also reviews and approves the salary ranges and aggregate salary increases for all Vice Presidents.

Annual Incentive Plan

The Company’s Annual Incentive Plan (“AIP”) provides executive officers of the Company with the opportunity to earn incentive bonuses based on the achievement of pre-established corporate, divisional and individual performance objectives.

AIP performance measures are approved by the Management Resources Committee annually. A range of incentive bonus opportunity is determined for each executive officer based on the executive officer’s level within the organization and competitiveness with award opportunities offered by comparable companies. Following a year-end assessment, the Management Resources Committee reviews and approves awards for each Executive Vice President and Senior Vice President individually and the aggregate of all awards payable under the plan.

The Named Executive Officers (as defined in the “Summary Compensation Table”) participate in the AIP on a basis consistent with all other executive officers.

Mid-Term and Long-Term Incentives

The Company’s mid-term and long-term incentives are designed to:

•	Motivate management performance through incentive compensation;

•	Encourage management ownership in the Company to further align the interests of executives with those of shareholders – creating long-term shareholder value;

•	Attract and retain executive talent; and

•	Enable executives to participate in the long-term growth and financial success of the Company.

In February 2003, the Board approved a proposal to amend long-term incentive pay for executive officers starting in 2003 by introducing restricted share units (“RSUs”) as a mid-term incentive. It is intended that RSUs will be granted in lieu of a portion of the stock options, which would otherwise have been granted under the Executive Stock Option Plan. The mix of RSUs and stock options will vary according to an officer’s level within the organization, with a greater proportion of stock options at higher levels. RSUs may be subject to performance conditions set by the Management Resources Committee at the time of grant. As a result of the adoption of RSUs, the aggregate grant of stock options is expected to decline.

The Management Resources Committee reviews and approves mid-term and long-term incentive awards for each Executive Vice President and Senior Vice President individually and the aggregate of all awards under the plans.

Restricted Share Unit Plan (Mid-Term Incentive)

RSUs represent phantom Common Shares that entitle a participant to receive payment equal to the market value of the same number of Common Shares at the time the RSUs vest. RSUs vest and are paid out in three years. Participants’ accounts are credited for dividends declared on the Company’s Common Shares. The Company will not issue any Common Shares in connection with RSUs.

Information on the first RSU grants made to Named Executive Officers in February 2003 can be found in the section “Supplemental Information – Compensation for 2003.”

Executive Stock Option Plan (Long-Term Incentive)

The Executive Stock Option Plan (“ESOP”) was introduced in October 2000 for executive officers, replacing the Long Term Incentive Plan (“LTIP”). The ESOP was approved at the Company’s first Annual and Special Meeting of shareholders held on May 4, 2000.

The Management Resources Committee has authorization to grant stock options, DSUs, share appreciation rights (“SARs”), restricted shares and performance awards to officers and employees of the Company or its affiliates. The maximum number of Common Shares that may be issued under the ESOP is 36,800,000 Common Shares. As at December 31, 2002, a total of 13,520,587 stock options and DSUs were outstanding under the ESOP and 302,300 Common Shares had been issued.

Stock Options

Stock options represent the right of the option-holder to buy Common Shares at a specified price (exercise price) within a specified period of time (maximum exercise period).

Stock options were granted to eligible officers on February 11, 2002. These options have a maximum exercise period of 10 years and vest at the rate of 25 per cent per year, with the first 25 per cent vesting one year after the grant date. The exercise price is $42.46, which was the closing price of Common Shares as reported on the TSX on the last trading day prior to the date of grant.

Information on the stock option grants made to Named Executive Officers in February 2003 can be found in the section “Supplemental Information – Compensation for 2003.”

Deferred Share Units

DSUs represent the right to receive Common Shares equal to the number of DSUs held by the participants. DSUs vest at a rate of 25 per cent per year, with the first 25 per cent vesting on the grant date. Additional DSUs are credited to participants’ accounts at the same rate as dividends are declared on the Company’s Common Shares. A participant is eligible to redeem vested DSUs into Common Shares upon retirement or termination of employment. No DSUs were granted in 2002.

Executive Stock Ownership Guidelines

On June 14, 2000, the Management Resources Committee approved guidelines for key officers that require stock holdings, including deferred share units, proportionate to the individual’s compensation and position with the Company. Newly hired and promoted executives are given five years to achieve the following guidelines:

•	President and Chief Executive Officer – 3.0 times base salary;

•	Executive Vice Presidents – 2.0 times base salary; and

•	Senior Vice Presidents – 1.5 times base salary.

These guidelines support the Company’s belief in stock ownership by executives to further align the interests of shareholders and the management team.

Benefits

Manulife Financial has a benefits package comprised of a group life and health program, pension plan and Executive Flexible Spending Account (“EFSA”), which is considered to be competitive with similar companies.

The Management Resources and Compensation Committee reviewed its performance and is satisfied with the appropriateness of its mandate and is satisfied that the Committee met the terms of its mandate in 2002.

Signed,

Hugh W. Sloan, Jr. (Chair)
John M. Cassaday (Vice Chair)
Gail C.A. Cook-Bennett
Pierre Y. Ducros
Lorna R. Marsden
Arthur R. Sawchuk

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE REPORT ON THE
PRESIDENT AND CHIEF EXECUTIVE OFFICER’S COMPENSATION

The Governance Committee makes recommendations about the compensation of the President and Chief Executive Officer. The Governance Committee is guided by policies established by the Management Resources Committee, which are reviewed and approved by the Board.

The President and Chief Executive Officer’s compensation is composed of base salary, annual incentive, mid-term and long-term incentives and benefits.

Each year, the Board assesses the performance of the President and Chief Executive Officer on the basis of:

•	The achievement of Manulife Financial’s strategic objectives;

•	The continued emergence of the Company as an acknowledged leader in the financial services industry;

•	The Company’s performance against financial and non-financial objectives established at the beginning of each year;

•	Overall leadership of the Company, including development of human resources and succession planning; and

•	Relationship with all important constituencies, including shareholders, agents and employees, governments and the financial community.

A range of incentive bonus opportunity is determined for the President and Chief Executive Officer to be competitive with award opportunities offered to the Chief Executive Officers of comparable companies. The actual award is determined following the Board’s assessment of the President and Chief Executive Officer’s performance. The Governance Committee reviews and recommends to the Board all base salary changes, bonus awards and mid-term and long-term incentive grants for the President and Chief Executive Officer.

The Company exceeded its performance and financial objectives in 2002, in spite of challenging business conditions in North America and abroad. Throughout the year, the Company, led strongly by the President and Chief Executive Officer, expanded its breadth of activities and deepened its presence in its major target markets. Further, the Company has been a leading participant in discussions and activities regarding the evolving financial services landscape in North America and offshore.

In recognition of this continued very strong performance, Mr. D’Alessandro was awarded a bonus under the AIP of $2.4 million.

The President and Chief Executive Officer’s compensation package is competitive compared to chief executive officers of other major North American financial institutions, with particular reference to the five largest Canadian chartered banks and other major North American insurance companies.

The Governance Committee, after reviewing the analysis and advice of the external compensation consultant, has increased Mr. D’Alessandro’s base salary to $1,250,000 per annum, effective April 1, 2003. Additional information on Mr. D’Alessandro’s 2003 compensation can be found in the section “Supplemental Information – Compensation for 2003.”

Signed,

Arthur R. Sawchuk (Chair)
Lino J. Celeste
Robert E. Dineen, Jr.
Hugh W. Sloan, Jr.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of Manulife Financial Corporation from September 30, 1999 to December 31, 2002 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the TSX Financial Services Index (formerly the TSE Financial Services Index) for the same period. The values shown assume the reinvestment of all dividends. There were no dividends paid by the Company prior to 2000.

BOARD OF DIRECTORS’ COMPENSATION

The Board of Directors’compensation is designed to allow the Company to attract and retain the most talented and experienced directors, leading to the long-term success of the Company. This requires that Directors be adequately and competitively compensated.

BOARD OF DIRECTORS’ COMPENSATION

•	Annual retainer: $30,000 per year (payable quarterly). The annual retainer is intended to include compensation for time spent at development and education programs that help Directors better understand the Company, as well as their duties and responsibilities on the Board;

•	Board meeting fee: $1,500 per meeting;

•	Committee meeting fee: $1,200 per meeting;

•	Committee membership fee: $3,000 per year;

•	Committee Chair fee: $5,000 per year (in addition to Committee membership fee);

•	Annual retainer for Chairman of the Board: $200,000 per year;

•	Director Equity Incentive Plan (described below);

•	Where applicable, an allowance is provided for travel time. Travel and out-of-pocket expenses are reimbursed;

•	A Director shall only be compensated once for serving as both a Director of the Company and of Manufacturers Life;

•	Only non-employee Directors are compensated for Board service; and

•	Directors residing in the United States receive the same amount of compensation as Directors residing in Canada, but are paid in U.S. dollars.

Equity Ownership Requirement

All Directors are required to hold an equity position in the Company having a minimum value of five times the $30,000 annual retainer within five years of joining the Board.

Stock Plan for Non-Employee Directors

Under the Stock Plan for Non-Employee Directors (the “Stock Plan”), non-employee Directors may choose to receive either 50 per cent or 100 per cent of their annual Board and Committee retainers and fees, or in the case of the Chairman, the Chairman’s annual retainer, in the form of Common Shares or DSUs. Directors who have yet to achieve the minimum equity holding will receive their annual retainer for serving on the Board in the form of equity (Common Shares or DSUs, at their option) until they have reached the required level.

Upon termination of Board service, non-employee Directors may elect to receive cash or Common Shares equal to the value of their DSUs. The maximum number of shares that may be issued under the Stock Plan is 500,000 Common Shares.

Director Equity Incentive Plan

At the Annual Meeting held April 30, 2002, the shareholders of the Company approved a Director Equity Incentive Plan (“Incentive Plan”).

Under the Incentive Plan, the Governance Committee may grant stock options, SARs and DSUs to non-employee Directors. On June 13, 2002 the Board approved the grant of 3,000 stock options to each non-employee Director and 5,000 stock options to the Chairman of the Board.

Stock options have a maximum exercise period of 10 years. Upon termination of Board service, stock options are exercisable for a period of three years (for reasons other than death) and for a period of one year following death. Stock options will normally vest fully on the date of grant. SARs are rights to receive the equivalent of any increase in the value of a particular number of Common Shares between the date of grant and the date of exercise. DSUs consist of the right to receive Common Shares (or cash equal to the fair market value of the Common Shares) following termination of Board service.

Stock options granted to non-employee Directors are set out in the section “Board of Directors.” No SARs or DSUs have been granted to non-employee Directors under the Incentive Plan. The maximum number of shares that may be issued under the Incentive Plan is 500,000 Common Shares. The Common Shares that may be issued under the Incentive Plan are in addition to those that are issued under the Stock Plan.

STATEMENT OF OFFICERS’ COMPENSATION

SUMMARY COMPENSATION TABLE

The following table summarizes compensation paid to the President and Chief Executive Officer and the four other highest-paid executive officers of the Company during the fiscal year ended December 31, 2002 (collectively, the “Named Executive Officers”). Compensation paid to the Named Executive Officers was strictly for their services as executive officers of the Company.

		ANNUAL COMPENSATION				LONG TERM COMPENSATION

						Awards		Payouts

						Securities	Restricted
				Other		under	Shares or
Name and				Annual		Options/SARs	Restricted	LTIP		All Other
Principal Position	Year	Salary	Bonus(1)	Compensation		Granted	Share Units(2)	Payouts(3)		Compensation(4)

		($)	($)	($)		(#)	($)	($)		($)

Dominic D’Alessandro	2002	$1,200,000	$2,400,000	$40,164	(6)	367,404	–	–		$1,244
President and	2001	1,175,000	2,250,000	158,964	(6)	258,683	–	–		1,285
Chief Executive Officer	2000	1,075,000	2,000,000	121,936	(6)	1,379,245 (7)	$5,532,307	$11,064,588		1,208
		–	1,000,000 (5)	–		–	–	–		–

John D. DesPrez III(8)	2002	$690,976	$628,160	$36,364	(9)	80,000	–	–		$9,958	(11)
Executive Vice President	2001	661,015	609,840	26,611	(9)	100,000	–	–		6,272	(11)
U.S. Operations	2000	568,089	742,600	14,258	(9)	79,100	–	$1,288,411	(10)	7,847	(11)

Victor S. Apps(12)	2002	$543,510	$434,808	$426,466	(13)	50,000	–	–		$2,474
Executive Vice President	2001	533,469	300,132	403,567	(13)	50,000	–	–		2,429
Asia Operations	2000	502,708	415,224	388,463	(13)	69,600	$2,499,560	$642,198		2,293

Peter Rubenovitch	2002	$440,000	$396,000	$47,655	(6)	80,000	–	–		$547
Executive Vice President	2001	430,000	356,400	49,596	(6)	66,000	–	–		523
and Chief Financial Officer	2000	381,250	422,784	59,343	(6)	94,900	$1,854,920	$448,871		408

Donald Guloien	2002	$440,000	$352,000	$55,846	(6)	80,000	–	–		$547
Executive Vice President	2001	414,167	349,117	52,781	(6)	50,000	–	–		469
and Chief Investment Officer	2000	340,000	500,000	45,048	(6)	94,900	$2,164,600	$646,304		383

(1)	Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.

(2)	Amounts shown represent deferred share units (“DSUs”) awarded on October 2, 2000 under the ESOP based on a share price of $31.60, which was the closing price of the Company’s Common Shares on the TSX on September 29, 2000. Aggregate holdings of DSUs as at December 31, 2002 and their value were as follows: Mr. D’Alessandro 204,874 DSUs with a value of $7,045,617, Mr. Apps 81,475 DSUs with a value of $2,801,925, Mr. Rubenovitch 60,463 DSUs with a value of $2,079,323 and Mr. Guloien 70,557 DSUs with a value of $2,426,455. Additional DSUs are credited to reflect dividends paid on Common Shares.

(3)	The Long Term Incentive Plan (“LTIP”) introduced in 1994 was terminated in 2000. The accumulated incentive earned by the participants during the seven-year life of the LTIP was paid to them on October 2, 2000 in the form of a cash payout, DSUs and stock options.

(4)	Includes the amount of term life insurance premiums paid by Manufacturers Life for the benefit of the Named Executive Officers.

(5)	Mr. D’Alessandro received a special one-time award in 2000. He elected to receive this bonus in DSUs, which equated to 23,952 units, at the per share price of $41.75. Additional DSUs are credited to reflect dividends paid on Common Shares.

(6)	Includes amounts spent under the Manufacturers Life’s executive flexible spending account (the “EFSA”). All executives resident in Canada are entitled to an annual allowance of between 10 per cent and 12 per cent of the executive’s base salary to be used for a number of personal expenditures including: car payments, club memberships, and mortgage rebates. Also included are amounts received under “Pathways,” the Company’s employee flexible benefits program.

(7)	Mr. D’Alessandro’s 2000 option grant includes options granted in replacement of the appreciation rights that were forfeited upon termination of the LTIP.

(8)	All compensation is paid to Mr. DesPrez in U.S. dollars. Amounts in the table have been converted to Canadian dollars using a rate of exchange of Cdn$1.5704 per US$1.00 for 2002, Cdn$1.54 per US$1.00 for 2001, and Cdn$1.4852 per US$1.00 for 2000.

(9)	As an executive officer not resident in Canada, Mr. DesPrez does not participate in the EFSA. The amounts shown represent the annual car and club membership allowances.

(10)	These amounts represent payments Mr. DesPrez was entitled to receive through an arrangement available to him in respect of the Company’s purchase in 1999 of the shares of Manulife Wood Logan Holding Company. One half of the payment was made in 1999 and the other half of the payment was made to Mr. DesPrez in June 2000. Consequently, Mr. DesPrez forfeited his right to receive any grants or payments under the former LTIP.

(11)	Includes Company contributions under the 401(k) Pension Plan made on behalf of Mr. DesPrez.

(12)	All compensation is paid to Mr. Apps in Hong Kong dollars. Amounts in the table have been converted to Canadian dollars using a rate of exchange of Cdn$0.2013 per HK$1.00 for 2002, Cdn$0.1985 per HK$1.00 for 2001, and Cdn$0.1906 per HK$1.00 for 2000.

(13)	As an executive officer not resident in Canada, Mr. Apps does not participate in the EFSA. The amounts shown include annual allowances for housing, car, club memberships, education, home leave and utilities.

EMPLOYMENT AGREEMENTS

Upon commencement of his employment in 1994, Mr.D’Alessandro entered into an employment agreement with Manufacturers Life. The agreement states that Mr. D’Alessandro will receive a lump sum payment equal to 18 months of compensation based on his annual base salary and including his annual bonus, if a termination occurs without just and proper cause. All benefits will also continue for the 18 months, except additional pension, extended employment agreement credits and long-term disability (all of which cease immediately upon termination).

In September 1999, the Named Executive Officers entered into Change in Control Agreements. These agreements protect shareholder interests by removing the distractions of a change in control on key employees of the Company. These agreements allow key employees to focus on the business of the Company by providing security and incentives to remain with the Company. For the purpose of the Change in Control Agreements, “Change in Control” is defined as follows:

•	An acquisition of 20 per cent of the Company’s voting shares;

•	A majority change in the Board of Directors of the Company; or

•	A management agreement with another insurance company or financial institution that transfers the management of Manulife Financial Corporation or Manufacturers Life.

The Change in Control provisions will be triggered under the following circumstances:

•	For Mr. D’Alessandro – a voluntary termination within a specified protection window following a Change in Control.

•	For Messrs. DesPrez, Apps, Rubenovitch and Guloien – an involuntary or constructive termination within a specified protection window following a Change in Control.

The Change in Control severance will be paid as a lump sum at three times the annual compensation (base salary and annual incentive only) for Mr. D’Alessandro, subject to reduction as the executive nears retirement. It will be paid at two times the annual compensation (base salary and annual incentive only) for Messrs. DesPrez, Apps, Rubenovitch and Guloien. At the time of Change in Control, long-term incentives and retirement benefits will vest. In addition, benefits will continue for the period covered by the severance payment.

STOCK OPTION PLAN

On February 11, 2002 stock options were granted to the Named Executive Officers as set out in the table below. All the options granted have an exercise price of $42.46, which was the closing price of Common Shares on the TSX reported on the last trading day prior to the date of the grant.

These options have a maximum exercise period of 10 years and vest at 25 per cent per year with the first 25 per cent vesting one year after the grant date.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

		% of Total Options		Market Value of
	Securities	Granted to		Securities
	Under	Employees in	Exercise or Base	Underlying Options
	Options Granted	Financial	Price	on the Date of Grant	Expiration
Name	(#)	Year	($/Security)	($/Security)	Date

Dominic D’Alessandro	367,404	10.81%	$42.46	$42.46	February 11, 2012
John D. DesPrez III	80,000	2.35	42.46	42.46	February 11, 2012
Victor S. Apps	50,000	1.47	42.46	42.46	February 11, 2012
Peter Rubenovitch	80,000	2.35	42.46	42.46	February 11, 2012
Donald Guloien	80,000	2.35	42.46	42.46	February 11, 2012

AGGREGATED OPTIONS EXERCISABLE DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table shows the aggregate number of stock options each Named Executive Officer holds and the value of these options as at December 31, 2002. The value of unexercised in-the-money options at financial year-end is equal to the difference between the exercise price of the options and the closing price of Common Shares on the Toronto Stock Exchange reported on the last trading day prior to year-end, which was $34.39 per share.

	UNEXERCISED OPTIONS		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS
	AS AT DECEMBER 31, 2002 (#)		AS AT DECEMBER 31, 2002 ($)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Dominic D’Alessandro(1)	1,035,814	969,518	$2,709,489	$1,138,605
John D. DesPrez III	84,325	174,775	165,517	55,172
Victor S. Apps	64,700	104,900	145,638	48,546
Peter Rubenovitch	87,675	153,225	198,578	66,193
Donald Guloien	83,675	141,225	198,578	66,193

(1)	The total number of options held by Mr. D’Alessandro includes 1,379,245 options granted on October 2, 2000 in replacement of appreciation rights forfeited upon termination of the LTIP. Of this amount, 619,751 options vest at 25 per cent per year over four years, with the first 25 per cent vesting October 2, 2000 and the second 25 per cent vesting October 2, 2001. The remaining 759,494 options vest over three years, with the first one-third vesting October 2, 2001.

PENSION PLANS – CANADA

Defined Benefit Program

Canadian domiciled executive officers promoted or hired prior to January 1, 1999 continue to participate in the Defined Benefit component of the Canadian Staff Pension Plan. They receive supplemental pension benefits under the Company’s supplemental retirement income program, where income is payable for the life of the executive officer, with a minimum guarantee of 120 monthly payments.

Pensionable earnings are calculated as the highest average of the base earnings and bonuses earned over any 36 consecutive months. The pension benefit is determined by years of service multiplied by the sum of 1.3 per cent of pensionable earnings up to the average of the last three years maximum pensionable earnings (“YMPE”) and two per cent of the excess of pensionable earnings over the final average YMPE. This is without regard to the maximum pension limit for registered pension plans imposed by Canada Customs and Revenue Agency.

The following table sets forth the aggregate standard annual benefits payable to executive officers under the Company’s Canadian Staff Pension Plan and Supplemental Retirement Income Program.

PENSION PLAN TABLE

YEARS OF SERVICE	15	20	25	30	35

Remuneration $	$	$	$	$	$

125,000	$33,475	$44,633	$55,792	$66,950	$78,108
150,000	40,975	54,633	68,292	81,950	95,608
175,000	48,475	64,633	80,792	96,950	113,108
200,000	55,975	74,633	93,292	111,950	130,608
225,000	63,475	84,633	105,792	126,950	148,108
250,000	70,975	94,633	118,292	141,950	165,608
300,000	85,975	114,633	143,292	171,950	200,608
400,000	115,975	154,633	193,292	231,950	270,608
500,000	145,975	194,633	243,292	291,950	340,608
600,000	175,975	234,633	293,292	351,950	410,608
700,000	205,975	274,633	343,292	411,950	480,608
800,000	235,975	314,633	393,292	471,950	550,608
900,000	265,975	354,633	443,292	531,950	620,608
1,000,000	295,975	394,633	493,292	591,950	690,608

Messrs. D’Alessandro, Rubenovitch and Guloien have 17.8, 14.8 and 21.8 years of credited service respectively as at December 31, 2002. Entitlements include additional service credits for special or unique circumstances. Mr. Apps has 32.4 years of credited service as at December 31, 2002. Mr. DesPrez does not participate in the Company’s Canadian Pension Plans because he resides in the United States.

PENSION PLANS – U.S.

U.S. domiciled executives earn pension benefits through plan membership in the Manulife Financial U.S. Cash Balance Plan and the Manulife Financial U.S. Supplemental Cash Balance Plan.

MANULIFE FINANCIAL U.S. CASH BALANCE PLAN

Under this defined benefit pension plan, a separate account is established for each participant. The account receives company contribution credits based on service and earnings. The account earns semi-annual interest credits equal to the greater of (a) 50% of the sum of the average yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12 month period ending on November 30 of the preceding calendar year, plus 0.25%, and (b) 2.625%. The yearly maximum amount of eligible pay taken into account under the qualified plan in 2002 is $200,000. Employees are vested after three years of service. Normal retirement age is 65. The normal form of pension payment under the Cash Balance Plan is a life annuity, with various choices available, including a lump sum.

MANULIFE FINANCIAL U.S. SUPPLEMENTAL CASH BALANCE PLAN

Executive officers are also eligible for benefits under the Manulife Financial U.S. Supplemental Cash Balance Plan. This is a noncontributory, non-qualified plan. During the period of an executive’s active participation in the plan, annual company contribution credits are made on the portion of the executive’s earnings in excess of $200,000 for 2002. Interest is credited under this plan at the same rate as the Cash Balance Plan. The default form of payment under the plan is a lump sum, although participants may elect to receive payment in the form of an annuity.

COMPANY CONTRIBUTION CREDITS
(CASH BALANCE PLUS SUPPLEMENTAL)

Completed Years of Cash
Balance Service Credits	% Eligible Pay	% Eligible Pay
as at December 31, 2002	up to $200,000	over $200,000

Less than 6	4%	4%
6 – 10	5	5
11 –15	7	5
16 – 20	9	5
21 or more	11	5

PROJECTED CASH BALANCE AND SUPPLEMENTAL PENSION BENEFITS AT AGE 65 PAYABLE AS AN ANNUAL ANNUITY

YEARS OF SERVICE	15	20	25	30	35

Remuneration ($)	$	$	$	$	$

200,000	$19,680	$34,280	$55,155	$82,219	$117,304
300,000	28,546	48,209	75,648	111,222	157,338
400,000	37,412	62,138	96,141	140,224	197,373
500,000	46,278	76,068	116,634	169,227	237,407

Mr. DesPrez has 12.0 years of credited service as at December 31, 2002.

SUPPLEMENTAL INFORMATION – COMPENSATION FOR 2003

The Company’s policy is to review the compensation of executive officers early in the fiscal year for the current year. While the decisions that took place in early 2003 by the Management Resources Committee and Governance Committee in respect of salaries, stock options and RSU awards for Named Executive Officers do not have to be reported by the Company in this Proxy Circular, the Company believes that this information would be of interest to shareholders.

BASE SALARY INCREASES

The Governance Committee, after reviewing the analysis and advice of its external compensation consultant, increased Mr. D’Alessandro’s 2003 base salary to $1,250,000, effective April 1, 2003. The salaries of the other Named Executive Officers were reviewed by the Management Resources Committee and salary increases were approved to take effect April 1, 2003. The 2003 base salaries will be $785,200 for Mr. DesPrez(1) $603,900 for Mr. Apps(2), $500,000 for Mr. Rubenovitch, and $500,000 for Mr. Guloien.

(1)	Mr. DesPrez’ salary is paid in U.S. dollars and has been converted to Canadian dollars using a rate of exchange of Cdn$1.5704 per US$1.00.

(2)	Mr. Apps’ salary is paid in Hong Kong dollars and has been converted to Canadian dollars using a rate of exchange of Cdn$0.2013 per HK$1.00.

2003 OPTION AND RSU GRANTS

The following table provides details on the stock option and RSU grants that were made to the Named Executive Officers on February 25, 2003:

	OPTIONS			RSUs

	Securities Under Options	Exercise or Base Price		RSUs Granted(1)	Grant Price
Name	Granted (#)	($/Security)	Expiration Date	(#)	($/RSU)

Dominic D’Alessandro	250,000	$36.35	February 25, 2013	67,973	$36.35
John D. DesPrez III	48,000	36.35	February 25, 2013	41,000	36.35
Victor S. Apps	30,000	36.35	February 25, 2013	25,000	36.35
Peter Rubenovitch	48,000	36.35	February 25, 2013	41,000	36.35
Donald Guloien	48,000	36.35	February 25, 2013	41,000	36.35

(1)	The number of RSUs granted include the following one-time awards: Mr. DesPrez 25,000 RSUs, Mr. Apps 15,000 RSUs, Mr. Rubenovitch 25,000 RSUs and Mr. Guloien 25,000 RSUs.

DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS – INDEBTEDNESS

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at February 3, 2003, the aggregate indebtedness to the Company of all officers, Directors and employees and former officers of the Company or its subsidiaries, excluding routine indebtedness, amounted to $7,681,844. As at March 5, 2003, no Director had any indebtedness to the Company. Any loans to executive officers are in compliance with the provisions of the Sarbanes-Oxley Act of 2002.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS(1)

The following table contains information concerning indebtedness to the Company, excluding routine indebtedness by Directors, executive officers and senior officers of the Company:

		Largest Amount	Amount
Name and	Involvement of Issuer	Outstanding	Outstanding as at
Principal Position	or Subsidiary	During 2002 ($)	February 3, 2003 ($)

Steven Mannik(2)	Mortgagee/Lender	$547,282	$544,927
Senior Vice President and General Manager, Reinsurance
Roy Firth(3)	Mortgagee/Lender	$408,135	$409,831
Senior Vice President, Wealth Management
Norman Light(4)	Mortgagee/Lender	$317,244	$300,498
Senior Vice President and Corporate Controller
Geoffrey Crickmay(5)	Mortgagee	$272,000	$255,870
Senior Vice President, Group Business

(1)	For purposes of this table, “executive officers” and “senior officers” are members of the Company’s management committee.

(2)	Amount represents a Manulife One Account line of credit with Manulife Bank. This line of credit is secured by a collateral mortgage against the borrower’s residence and consolidates the borrower’s debts, short-term savings accounts and chequing accounts into one account with a daily interest rate charged at Manulife Bank’s prime rate less 0.50%. Mr. Mannik and his spouse are joint debtors.

(3)	Amount represents a Manulife One Account line of credit with Manulife Bank secured by a collateral mortgage against the borrower’s residence, with a daily interest rate charged at Manulife Bank’s prime rate less 0.50% Mr. Firth and his spouse are joint debtors.

(4)	Amount represents a Manulife One Account line of credit with Manulife Bank secured by a collateral mortgage against the borrower’s residence, with a daily interest rate charged at Manulife Bank’s prime rate less 0.50%. Mr. Light and his spouse are joint debtors.

(5)	Amount represents a mortgage secured against the borrower’s residence. The annual interest rate on the mortgage is 5.40% with a term of 3 years. Mr. Crickmay and his spouse are joint debtors. The mortgage is consistent with the Company’s policy with respect to mortgages for executive officers.

DIRECTORS’ AND OFFICERS’ INSURANCE

Manulife Financial maintains a Directors’ and Officers’ Liability Insurance policy with a policy limit of $100,000,000 that is subject to a $1,000,000 corporate deductible. The policy is renewed annually. The current policy expires March 31, 2003, and has an annual premium of $1,095,022.

The policy provides protection to Directors and officers against liability incurred by them in their capacities as Directors and officers of the Company and its subsidiaries. The policy also provides protection to the Company for claims made against Directors and officers for which the Company has granted Directors and officers indemnity, as is required or permitted under applicable statutory or by-law provisions.

DIRECTORS’ APPROVAL

This Proxy Circular is dated as of March 5, 2003 and except as otherwise indicated, all the information contained in this Proxy Circular is given as of that date. The Board of the Company has approved the contents and the distribution of this Proxy Circular to shareholders.

Christer Ahlvik
Corporate Secretary
March 5, 2003

ADDITIONAL INFORMATION

To obtain a copy of the Company’s latest annual information form (when available), the audited annual financial statements, the management’s discussion and analysis of the Company’s financial condition and results of operations for 2002, any interim financial statements filed after the filing of the most recent annual financial statements, or this Proxy Circular, please visit our Web site at www.manulife.com or, alternatively, you may send your request to:

Investor Relations
Manulife Financial Corporation
200 Bloor Street East, NT-7
Toronto, Ontario, M4W 1E5
Telephone:  1-800-795-9767
Fax:             (416) 926-3503
E-Mail:        investor_relations@manulife.com

PROCEDURES FOR CONSIDERING SHAREHOLDER PROPOSALS

The Company’s governing legislation, the Insurance Companies Act (Canada) (“the Act”), addresses the rights of shareholders to submit a proposal and the obligations of the Company in respect of proposals submitted.

The right of a shareholder to submit a proposal is subject to certain conditions set forth in the Act. The Company must attach any shareholder proposals to the Notice of Meeting, together with a statement in support of the proposal if requested by the shareholder. According to the Act, a shareholder proposal must be received at least 90 days before the anniversary date of the Company’s previous annual meeting.

The Governance Committee reviews shareholder proposals to determine whether they satisfy the conditions in the Act, before making a recommendation to the Board.

The deadline for submission of proposals to be considered for the 2004 Annual Meeting is January 26, 2004.

Send all proposals in writing to:
Corporate Secretary
Manulife Financial Corporation
200 Bloor Street East, NT-10
Toronto, Ontario M4W 1E5

With a copy to:
Vice President, Investor Relations
Manulife Financial Corporation
200 Bloor Street East, NT-7
Toronto, Ontario M4W 1E5

Five shareholder proposals were received for inclusion in this Proxy Circular. They are set out in Appendix B.

APPENDIX A

BOARD OF DIRECTORS COMMITTEE CHARTERS

Corporate Governance and Nominating Committee Charter

OVERALL ROLE AND RESPONSIBILITY:

The Corporate Governance and Nominating Committee (the “Committee”) shall (a) identify individuals qualified and suitable to become Board members and recommend to the Board of Directors the director nominees for each annual meeting of shareholders, and (b) assist the Board of Directors in its oversight role with respect to (i) the development of the Company’s corporate governance policies, practices and processes; (ii) the effectiveness of the Board of Directors and its committees; and (iii) the contributions of individual Directors.

MEMBERSHIP AND MEETINGS:

The Committee shall consist of three or more Directors appointed by the Board of Directors on the recommendation of the Committee, none of whom shall be officers or employees of the Company or any of the Company’s affiliates.

Each of the members of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

The Chair of the Board of Directors, if he or she satisfies the applicable independence requirements, shall also be Chair of the Committee. Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

STRUCTURE AND OPERATIONS:

The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution. The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

The Committee shall meet as often as required, but not less frequently than three times a year. The Committee shall report to the Board of Directors on its activities after each of its meetings.

The Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.

SPECIFIC DUTIES:

Corporate Governance

•	Review at least annually corporate governance practices and recommend appropriate policies, practices and procedures.

•	Review at least annually the adequacy and effectiveness of the Board of Directors’ governance policies and make appropriate recommendations for their improvement.

•	Review the corporate governance sections of the Proxy Circular distributed to shareholders, including the Statement of Corporate Governance Practices and Procedures for Considering Shareholder Proposals.

•	Assess shareholder (for Manulife Financial Corporation) and policyholder (for The Manufacturers Life Insurance Company) proposals as necessary for inclusion in the Proxy Circular and Report to Policyholders, respectively, and make appropriate recommendations to the Board of Directors.

Composition of the Board of Directors

•	Recommend to the Board of Directors appropriate criteria for the selection of new Directors, periodically review the criteria adopted by the Board of Directors and, if deemed desirable, recommend to the Board of Directors changes to such criteria.

•	Review at least annually the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board of Directors.

•	Identify and recommend qualified candidates to the Board of Directors, and recommend the slate of nominees for election by shareholders at the annual meeting.

•	Review and recommend annually to the Board of Directors the election of the Chair of the Board of Directors.

•	Identify Directors qualified to fill vacancies on any committee of the Board of Directors (including the Committee), and recommend that the Board of Directors appoint the identified Director or Directors to the respective committee.

•	Review periodically the level of compensation for the Board of Directors and its committees and make recommendations to the Board of Directors with respect thereto.

President and Chief Executive Officer

•	Recommend succession planning and appointment of the President and Chief Executive Officer to the Board of Directors.

•	Assess at least annually the performance, goals and objectives of the President and Chief Executive Officer and make appropriate recommendations to the Board of Directors.

•	Review and approve at least annually the corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer, evaluate the performance of the President and Chief Executive Officer in light of those goals and objectives, report the results of such evaluation to the Board of Directors and set the President and Chief Executive Officer’s compensation level based on this evaluation.

•	Review and approve at least annually all compensation arrangements with the President and Chief Executive Officer.

General Review of the Board of Directors

•	Establish procedures for the Committee to exercise oversight of the evaluation of the Board of Directors and management.

•	Review at least annually the effectiveness of the Board of Directors, including conflicts of interest and continuing qualifications of members of the Board of Directors.

•	Review the relationship of the Board of Directors with management and recommend, where appropriate, limits on management’s authority to act without the express approval of the Board of Directors.

•	Address any other subject within the broad responsibility of the Committee as determined by the Chair of the Committee.

•	Consider requests by members of the Board of Directors to engage outside advisors, at the Company’s expense, with respect to matters before the Board of Directors or any committee.

•	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes,duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

INDEPENDENT ADVISORS:

The Committee shall have the authority to retain such independent advisors as it may deem necessary or advisable for its purposes. The expenses related to such engagement shall be funded by the Company.

Audit and Risk Management Committee Charter

OVERALL ROLE AND RESPONSIBILITY:

The Audit and Risk Management Committee (“Audit Committee”) shall: (a) assist the Board of Directors in its oversight role with respect to (i) the quality and integrity of financial information; (ii) the effectiveness of the Company’s risk management and compliance practices; (iii) the independent auditor’s performance, qualifications and independence; (iv) the performance of the Company’s internal audit function; and (v) the Company’s compliance with legal and regulatory requirements; and (b) prepare such reports of the Audit Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

MEMBERSHIP AND MEETINGS:

The Audit Committee shall consist of three or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee, none of whom shall be officers or employees of the Company or any of the Company’s affiliates.

Each of the members of the Audit Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

The Board of Directors shall designate one member of the Audit Committee as the Committee Chair. Members of the Audit Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

Each member of the Audit Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment. The Board of Directors shall determine whether and how many members of the Audit Committee qualify as a financial expert as defined by applicable law.

STRUCTURE AND OPERATIONS:

The affirmative vote of a majority of the members of the Audit Committee participating in any meeting of the Audit Committee is necessary for the adoption of any resolution. The Audit Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly. The Committee shall report to the Board of Directors on its activities after each of its meetings.

The Audit Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Audit Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Audit Committee, which shall compare the performance of the Audit Committee with the requirements of this Charter and set forth the goals and objectives of the Audit Committee for the upcoming year. The performance evaluation by the Audit Committee shall be conducted in such manner as the Audit Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Audit Committee or any other member of the Audit Committee designated by the Audit Committee to make this report.

The Audit Committee is expected to establish and maintain free and open communication with management, the independent auditor, the internal auditor and the Appointed Actuary and shall periodically meet separately with each of them.

SPECIFIC DUTIES:

Oversight of the Independent Auditor

•	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding finan-cial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

•	Sole authority to pre-approve all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor. The Audit Committee may delegate to one or more members when appropriate the authority to grant pre-approvals of audit and permitted non-audit services. Decisions of such delegate to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting.

•	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Audit Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

•	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Company.

•	Obtain from the independent auditor and review the independent auditor’s attestation and report regarding the management internal control report of the Company to be included in the Company’s annual proxy circular, as required by applicable law.

•	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

•	Establish policies for the Company’s hiring of employees or former employees of the independent auditor.

Financial Reporting

•	Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

•	Review and discuss with management and the independent auditor the annual audited financial statements prior to the publication of earnings.

•	Review and discuss with management and the independent auditor the Company’s annual and quarterly disclosures made in management’s discussion and analysis. The Audit Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation.

•	Review and discuss with management and the independent auditor at least annually the Company’s quarterly financial statements prior to the publication of earnings, including the results of the independent auditor’s review of the quarterly financial statements and any matters required to be communicated by the independent auditor under applicable review standards.

•	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

•	Review and discuss with management and the independent auditor at least annually reports from the independent auditors on: all critical accounting policies and practices to be used; all significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

•	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.

•	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

•	Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

•	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.

•	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

•	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

•	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

•	Meet with the Appointed Actuary of the Company at least annually and receive and review reports, opinions and recommendations prepared by the Appointed Actuary in accordance with the Insurance Companies Act (Canada), and such other matters as the Audit Committee may direct.

•	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

Oversight of the Company’s Internal Audit Function

•	Review with the internal auditor, the independent auditor and management at least annually the mandate, independence, qualifications, staffing and budget of the internal audit department and its annual work plan.

•	Review the periodic reports of the internal audit department on internal audit activities and the results of its audits.

Oversight of Risk Management

•	Review and approve periodically management’s risk philosophy and risk management policies.

•	Review with management at least annually reports demonstrating compliance with risk management policies.

•	Review with management the quality and competence of management appointed to administer risk management policies.

•	Review reports from the independent auditor and the internal auditor at least annually relating to the adequacy of the Company’s risk management practices together with management’s responses.

•	Discuss with management at least annually the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

Oversight of Regulatory Compliance

•	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

•	Review at least annually with the Chief Compliance Officer the Company’s compliance with applicable laws and regulations, and correspondence from regulators.

•	Meet with the Company’s regulators, according to applicable law.

•	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

AUDIT COMMITTEE’S ROLE:

The Audit Committee has the oversight role set out in this Charter. Management, the Board of Directors, the independent auditor and the internal auditor all play important roles in respect of risk management, compliance and the preparation and presentation of financial information. Management is responsible for risk management, compliance and the preparation of financial statements and periodic reports. Management is responsible for ensuring the Company’s financial statements and disclosures are complete, accurate, in accordance with generally accepted accounting principles and applicable laws. The Board of Directors in its oversight role is responsible for ensuring that management fulfills its responsibilities. The independent auditor, following the completion of its annual audit, opines on the presentation, in all material respects, of the financial position and results of operations of the Company in accordance with Canadian generally accepted accounting principles. The internal auditor assesses the Company’s systems of internal controls on an ongoing basis.

FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER INDEPENDENT ADVISORS:

The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Audit Committee. The Audit Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefor shall also be funded by the Company.

Conduct Review and Ethics Committee Charter

OVERALL ROLE AND RESPONSIBILITY:

The Conduct Review and Ethics Committee (the “Committee”) shall assist the Board of Directors in its oversight role with respect to (i) conflicts of interest; (ii) confidential information; (iii) complaints of customers; and (iv) transactions involving related parties of the Company.

MEMBERSHIP AND MEETINGS:

The Committee shall consist of three or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee, none of whom shall be officers or employees of the Company or any of the Company’s affiliates.

Each of the members of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company. The members of the Committee shall also be members of the Audit and Risk Management Committee.

The Board of Directors shall designate one member of the Committee as the Committee Chair. Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

STRUCTURE AND OPERATIONS:

The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution. The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

The Committee shall meet as required, but not less frequently than twice per year. The Committee shall report to the Board of Directors on its activities after each of its meetings.

SPECIFIC DUTIES:

Review of Ethical Standards

•	Review at least annually the Company’s Code of Business Conduct and Ethics.

•	Establish procedures to receive and process any request from executive officer(s) and Director(s) for waiver of the Company’s Code of Business Conduct and Ethics.

•	Grant any waiver of the Company’s Code of Business Conduct and Ethics to executive officer(s) and Director(s) as the Committee may in its sole discretion deem appropriate and arrange for any such waiver to be promptly disclosed to the shareholders in accordance with applicable laws or the rules of applicable securities regulatory authorities.

•	Review and assess at least annually procedures established by the Board of Directors to resolve conflicts of interest and to restrict the use of confidential information.

Review of Legal Standards

•	Review and approve at least annually practices and procedures for compliance with applicable laws dealing with related party transactions, including specific requirements of the jurisdictions where the Company operates.

•	Establish criteria for the determination of materiality of a transaction with a related party, and approve the terms and conditions of loans and other financial services made or offered to eligible officers, their spouses and minor children.

•	Review and assess at least annually procedures established by the Board of Directors to disclose information to customers of the Company under the Insurance Companies Act (Canada) (the “Act”).

•	Review and assess annually procedures for dealing with complaints of customers as required by the Act;

•	Review semi-annually management’s complaint handling report dealing with compliance with the consumer provisions of the Act.

•	Ensure that, within 90 days after the end of each financial year of the Company, the Board of Directors reports to the Superintendent of Financial Institutions (Canada) on the Committee’s activities of the previous year undertaken in carrying out its responsibilities under the Act.

•	Assess at least annually the Committee’s performance of duties and responsibilities prescribed in this Charter.

INDEPENDENT ADVISORS:

The Committee shall have the authority to retain such independent advisors as it may deem necessary or advisable for its purposes. The expenses related to such engagement shall be funded by the Company.

Management Resources and Compensation Committee Charter

OVERALL ROLE AND RESPONSIBILITY:

The Management Resources and Compensation Committee (the “Committee”) shall assist the Board of Directors in its oversight role with respect to (i) the Company’s global human resources strategy, policies and programs; and (ii) all matters relating to proper utilization of human resources within the Company, with special focus on management succession, development and compensation.

MEMBERSHIP AND MEETINGS:

The Committee shall consist of three or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee, none of whom shall be officers or employees of the Company or any of the Company’s affiliates.

Each of the members of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

The Board of Directors shall designate one member of the Committee as the Committee Chair. Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

STRUCTURE AND OPERATIONS:

The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution. The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

The Committee shall meet as often as required, but not less frequently than three times a year. The Committee shall report to the Board of Directors on its activities after each of its meetings.

The Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.

SPECIFIC DUTIES:

Succession and Review

•	Review succession and leadership plans and make appropriate recommendations to the Board of Directors at least annually regarding the appointment, succession and remuneration of the Company’s senior officers (excluding the President and Chief Executive Officer, whose performance, goals and objectives, compensation and succession shall be established and evaluated by the Corporate Governance and Nominating Committee).

•	Review as necessary recommendations of officer appointments.

•	Review at least annually the assessment of the performance of senior officers (excluding the President and Chief Executive Officer).

Remuneration

•	Review and make recommendations to the Board of Directors at least annually regarding the Company’s remuneration and compensation policies, including short and long-term incentive compensation plans and equity-based plans, bonus plans, pension plans, executive stock option plans and grants and benefit plans (including the group life and health program).

•	Review and approve at least annually all compensation arrangements with the senior executives of the Company other than the President and Chief Executive Officer.

•	Review and make recommendations to the Board of Directors at least annually regarding the governance model, plan design, funding policy and pensioner ad hoc adjustments for pension plans.

•	Review at least annually the investment performance, regulatory compliance, education and communication provided to employees, and plan administration of the pension plans.

•	Review the executive compensation sections disclosed in the Proxy Circular distributed to shareholders, including the Report on Executive Compensation, the Statement of Officers’ Compensation, Employment Agreements, Stock Option Plans, Options Granted During the Most Recently Completed Financial Year, Pension Plans and Directors’, Executive and Senior Officers’ Indebtedness.

•	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

INDEPENDENT ADVISORS:

The Committee shall have the authority to retain such independent advisors as it may deem necessary or advisable for its purposes. The expenses related to such engagement shall be funded by the Company.

APPENDIX B   SHAREHOLDER PROPOSALS

The following five Shareholder Proposals have been submitted for consideration at the Annual Meeting of Common Shareholders.

The Association for the Protection of Quebec Savers and Investors Inc. (APEIQ), of 425 de Maisonneuve Blvd. West, Suite 1002, Montreal, Quebec H3A 3G5 has submitted five proposals. The proposals and APEIQ’s supporting comments (translated from French to English) are set out in italics below. The Board of Directors’ response, including its recommendation, follows each proposal.

PROPOSAL 1: IT IS PROPOSED THAT COMPANIES ABOLISH STOCK OPTION PLANS FOR THE COMPENSATION OF SENIOR OFFICERS AND DIRECTORS.

Since the mid-1990s, North American companies have increasingly included stock options in the compensation packages of their senior officers and directors – a practice that has generally resulted in excessive, illegitimate and indefensible compensation levels in light of the performance of most corporations and the market returns offered to shareholders. This abuse has greatly contributed to the dramatic loss of investor and public confidence in the quality of governance of public corporations and the integrity of financial markets. The compensation of corporate executives has become completely dissociated from the attainment of long-term goals set by management and has been transformed into an incentive to manage corporations based on immediate share price. The mass use of stock options in the compensation system is the principal cause of these distortions and, for many, it is the origin of numerous cases of fraud where executives, with the complicity of their auditors, have broken both codes of ethics and the law to misstate information about the actual financial situation of their corporations. In terms of the assigned goal of using options to align the interests of executives over those of shareholders, a growing number of observers and specialists share the opinion that it is an avowed failure. In fact, stock options have led to the depredation of shareholder wealth by the senior executives of their corporations. On September 26, 2002, the Canadian Council of Chief Executives (CCCE, Governance, Values and Competitiveness. A Commitment to Leadership, September 2002, p. 13) also arrived at this acknowledgment of failure by affirming that it understood the frustration felt by investors “when senior executives are rewarded handsomely for past performance that proves to be short-lived.” It is imperative that this method of compensation be eliminated and that alternate formulas be found, such as granting shares with the stipulation that they be held for a minimum period of time, in order to match the interests of executives with those of shareholders. Manulife Financial Corporation is therefore asked not to extend their stock option plans for senior officers and directors once obligations incurred in the past have been met.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Company agrees with the proposition that abuses in compensation, including abuses in granting stock options, are not tolerable. Manulife does not engage in such practices and has spoken forcefully and publicly against abuses in corporate governance practices. Furthermore, the Company’s governance practices are recognized as among the best in Canada.

At the same time, the Company must be able to compensate in a fair, equitable and competitive manner and be able to utilize available forms of compensation to do so. The Company believes strongly that, properly administered, stock options can be an important element in aligning the interests of management, shareholders and the Board of Directors. In line with this belief, Directors and senior officers are required to meet equity ownership guidelines established by the Company, as discussed in the Proxy Circular. The Company has established and received shareholder approval for share ownership and option plans for Directors and senior officers of the Company.

Each plan was voted on separately by shareholders. The Executive Stock Option Plan and the Stock Plan for Non-Employee Directors were approved at the 2000 Annual and Special Meeting, and the Director Equity Incentive Plan was approved at the 2002 Annual Meeting.

The Company feels that these plans contribute to the growth of the Company for the following reasons:

•	The plans enhance the Company’s ability to attract and retain high quality individuals to serve the Company;

•	The plans focus the participant’s attention on the long term best interests of the Company;

•	The plans motivate the participants through participation in the long term growth of the Company; and

•	The plans encourage management and Director ownership in the Company to further align the interests of management and the Board with shareholders.

The Board of Directors believes that the existing Director and senior officer share ownership and option plans should not be abolished as suggested in the proposal, as they provide an alignment of interests between the Board of Directors, management and the shareholders.

PROPOSAL 2: IT IS PROPOSED THAT THE CHAIRPERSON OF THE BOARD OF DIRECTORS AND ALL CHAIRPERSONS OF BOARD COMMITTEES PRESENT A VERBAL REPORT AND ANSWER SHAREHOLDERS’ QUESTIONS AT A COMPANY’S ANNUAL MEETING.

Annual shareholder meetings must discuss a company’s business and affairs. Among the affairs that should be at the heart of these discussions is the quality of governance. Poor corporate governance has resulted in the loss of billions of investors’ dollars in recent years as a result of bankruptcies and misappropriation of funds, which have had direct consequences not only for the company’s shareholders, but for the broader financial community as well. Corporate governance is not only an ideal, a theoretical concept or an ethics issue; it is also a matter of performance for shareholders. The board of directors constitutes a fundamental element in the corporate governance system of public companies and plays a central role in making decisions about governance practices. It is at the centre of the chain of delegation that starts with shareholders and goes all the way up to senior officers. Its chief responsibilities are to supervise corporate management on behalf of shareholders who have given them that mandate; to make certain decisions (for example, on the hiring and compensation of senior officers); and generally to identify conflicts of interest between senior officers and shareholders for the purpose of resolving them for the benefit of shareholders. In order to fulfill its mandate and perform its responsibilities, the board of directors refers certain important matters to committees. Through this delegation of responsibilities and supervisory mandate, a company’s management is accountable to the board of directors. And through the same chain of delegation of responsibilities, the board of directors is accountable to shareholders for the manner in which it has performed its duties on their behalf. The aim of this proposal is, on the one hand, to strengthen ties between the board, its committees and shareholders and, on the other hand, to enable shareholders to assess the quality of governance in the company. If adopted, this proposal will enable shareholders to obtain additional information on certain matters in relation to the board’s performance of its mandate, and transparency will be enhanced in their favour.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Committees of the Board are required by securities regulations to provide, and do provide, a written report on their annual activities in the Proxy Circular for review by shareholders at the Annual Meeting of the Company. Further, all Directors of the Company, including the Chairpersons of Board Committees, are present at the Annual Meeting and available to answer any shareholder questions.

The Board feels that the goals of this proposal are already being met under the Company’s current Annual Meeting and Proxy Circular practices.

PROPOSAL 3: IT IS PROPOSED THAT A COMPANY’S CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PERSONALLY CERTIFY THAT THE INFORMATION APPEARING IN PERIODIC REPORTS CONTAINING FINANCIAL STATEMENTS FAIRLY PRESENT, IN ALL RESPECTS, THE FACTS, FINANCIAL SITUATION AND TRANSACTIONS OF THE COMPANY.

The above obligation became law in the United States when President Bush signed the Sarbanes-Oxley Act on July 30, 2002. This legislation was enacted in reaction to the numerous scandals and “confessions” by large corporations over accounting irregularities. Manulife Financial Corporation, whose shares are traded in the United States, must submit to this obligation through the Securities and Exchange Commission. The obligation goes well beyond the scope of the statement made in the “Management’s Responsibility for Financial Reporting” section since it defines a fair presentation in a general context and not only in terms of generally recognized accounting principles. Furthermore, it requires certification not only of the financial statements but of other financial information (notes, comments and analysis by management) that is relevant to their understanding It is urgent that Canadian companies adopt this practice as evidence of their commitment to transparency and integrity towards their Canadian shareholders before legislation forces them to do so. The Canadian Council of Chief Executives (CCCE, Governance, Values and Competitiveness. A Commitment to Leadership, September 2002, p.13) is in favour of such certification.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

As a New York Stock Exchange-listed company, the Company is subject to the provisions of The Sarbanes-Oxley Act of 2002 (“SOX”). Accordingly, the Company intends to comply with the provisions of SOX, including the submission of certificates from each of the Chief Executive Officer and the Chief Financial Officer certifying, among other things, the compliance with the applicable provisions of the U.S. Securities Exchange Act of 1934 and the fair presentation, in all material respects, of the financial condition and results of operations of the Company.

The Company believes that by complying with the provisions of SOX and submitting the required certifications, it meets the intention of the proposal.

PROPOSAL 4: IT IS PROPOSED THAT COMPANIES NO LONGER GRANT PERSONAL LOANS TO DIRECTORS AND SENIOR OFFICERS, OTHER THAN IN THE NORMAL COURSE OF BUSINESS AND AT THE NORMAL INTEREST RATE.

These reduced rate loans are granted for personal reasons, such as consumer purchases and investments, and they are not always repaid. Enterprises have no reason to give such handouts to already well-paid senior officers and directors. The practice of using personal loans to speculate on the shares in one’s own company, together with the granting of vast quantities of stock options, has led to abuses being made by officers and contributed to recent financial scandals, the rapid fall of stock market prices and the erosion of investor confidence. Many companies have already stated that they are abolishing these programs, which do not serve the interests of shareholders in any way.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

As stated above, the Company is subject to the provisions of SOX, which provides that public companies shall not extend credit or personal loans to its directors or senior officers, other than in certain limited circumstances. The Company intends to comply with SOX and will not extend credit or personal loans to Directors and senior officers.

The Company believes that by complying with the provisions of SOX it meets the intention of the proposal.

PROPOSAL 5: IT IS PROPOSED THAT THE BOARD OF DIRECTORS CREATE AN ETHICS COMMITTEE RESPONSIBLE FOR ENSURING THAT THE CORPORATION USES ALL NECESSARY MEANS TO FOSTER A CORPORATE CULTURE FOUNDED ON THE HIGHEST ETHICAL STANDARDS.

The events of recent years have illustrated the moral decay of a significant fringe of the business world. Society and shareholders demand of their enterprises that they adhere to principles of ethical conduct and demonstrate strong corporate citizenship. Establishing a code of ethics for conducting its business is not enough if a corporation lacks support mechanisms that promote adherence by all employees or controls and sanctions in cases of non-compliance. Furthermore, the code of ethics must be reviewed on a regular basis in order to reflect new developments that have taken place in both society and the business world. Shareholders are sounding a cry of alarm to let their companies know that a zero tolerance policy must be adopted when integrity is concerned, and they want the message to be loud and clear. To do so, they ask the board of directors to create an internal committee specifically dedicated to ethical concerns. The committee will be responsible for ensuring that management implements the means for solidifying a corporate culture founded on ethical conduct. It will be in charge of ensuring that a strict code of ethics is disseminated to all levels of the company and reviewed regularly, and that effective mechanisms are in place to ensure it is applied. Ethics and integrity are not merely theoretical concepts; they represent the principles on which customers, suppliers, creditors and investors are basing their business decisions more and more. This proposal therefore concerns both the conduct of the enterprise and performance for shareholders.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Company is required, pursuant to its governing legislation, the Insurance Companies Act (Canada), to have a conduct review committee, which must consist of at least three directors. The Company’s Conduct Review and Ethics Committee consists entirely of independent Directors, and the Committee’s duties, which are described in the Committee’s charter in Appendix A to this Proxy Circular, include assisting the Board in its oversight of conflicts of interest, confidential information and related party transactions. The Conduct Review and Ethics Committee also annually reviews the Company’s Code of Business Conduct and Ethics, to which every Director, officer, employee and agent is subject, to ensure that the highest standards of ethical behaviour and governance are maintained.

The Company believes that the current Conduct Review and Ethics Committee of the Board, acting in accordance with its duties as prescribed in its Charter, meets the intention of the proposal.

Manulife Financial Corporation
Head Office
200 Bloor Street East
Toronto, ON, Canada M4W 1E5
Tel: (416) 926-3000
Fax: (416) 926-5454

Investor Relations
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com

www.manulife.com